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6,300,000 Shares
Common Stock

        TTM Technologies, Inc. is offering 2,025,000 shares of its common stock and the selling shareholders are selling an additional 4,275,000 shares. TTM Technologies, Inc.'s common stock is traded on the Nasdaq National Market under the symbol "TTMI." The last reported sale price of the common stock on the Nasdaq National Market on February 21, 2002 was $9.14 per share.

Investing in our common stock involves risks.
See "Risk Factors" beginning on page 6.

	Per Share	Total
Public Offering Price	$8.500	$53,550,000
Underwriting Discounts and Commissions	$0.446	$2,809,800
Proceeds to TTM Technologies, Inc.	$8.054	$16,309,350
Proceeds to the Selling Shareholders	$8.054	$34,430,850

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Certain of TTM Technologies, Inc.'s existing shareholders have granted the underwriters a 30-day option to purchase up to an additional 945,000 shares of common stock to cover over-allotments.

Robertson Stephens

Thomas Weisel Partners LLC

Needham & Company, Inc.

The date of this Prospectus is February 21, 2002.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, the "Company", "we", "us" and "our" refer to TTM Technologies, Inc., a Washington corporation.

        This prospectus contains trademarks and trade names of other companies.

SUMMARY

        You should read the following summary together with the more detailed information in this prospectus, including risk factors, regarding our company and the common stock being sold in this offering.

Our Company

        TTM Technologies, Inc. provides time-critical, one-stop manufacturing services for highly complex printed circuit boards, which serve as the foundation of electronic products such as communications infrastructure equipment, industrial and medical equipment and servers. Our customers include manufacturers of these electronic products, commonly referred to as original equipment manufacturers, and the electronic manufacturing services companies which supply them. Products within the markets we serve have high levels of complexity and short life cycles as manufacturers continually develop new and increasingly sophisticated technology. Our name, TTM, stands for "time-to-market" because our services enable our customers to shorten the time required to develop new products and bring them to market.

        We provide our customers with a manufacturing solution that encompasses all stages of an electronic product's life cycle. We utilize a facility specialization strategy in which we place each order in the facility best suited for the customer's particular delivery time and volume needs. These facilities use compatible technologies and manufacturing processes, allowing us to optimize our manufacturing operations and efficiently move orders among facilities. This strategy results in faster delivery times and enhanced product quality and consistency.

        Our one-stop manufacturing solution includes quick-turn and standard delivery time services:

  Quick-turn services:

        We refer to our rapid turnaround services as "quick-turn" because we provide custom-designed printed circuit boards to our customers in as little as 24 hours.

  •
  Prototype production.  In the design, testing and launch phase of a new electronic product's life cycle, our customers typically require limited quantities of printed circuit boards in a very short period of time. We satisfy this need by manufacturing prototype printed circuit boards in quantities of up to 50 boards per order with delivery times ranging from as little as 24 hours to 10 days.

  •
  Ramp-to-volume production.  After a product has successfully completed the prototype phase, our customers introduce the product to the market and require larger quantities of printed circuit boards in a short period of time. This transition stage between low-volume prototype production and mid-volume production is known as ramp-to-volume. Our ramp-to-volume services typically include manufacturing up to several hundred printed circuit boards per order with delivery times ranging from two to 10 days.

        For the years ended December 31, 2000 and 2001, orders with delivery requirements of 10 days or less represented 35% and 40% of our gross sales, respectively. Ten day or less orders represented a significantly higher percentage of gross sales for our Santa Ana facility, which focuses on prototype production and new customer development.

  Standard delivery time services:

  •
  Mid-volume production.  Following market introduction, a product proceeds to commercial production in larger quantities with typical industry delivery times of several weeks. Our mid-volume production services include manufacturing up to several hundred printed circuit boards per order with delivery times ranging from three to eight weeks.

        Our quick-turn services provide us with the opportunity to develop relationships with customers using our prototype and ramp-to-volume services and to extend these relationships to include mid-volume production services. During our involvement in the early stages of product development, we can introduce customers to our advanced manufacturing processes and technology expertise, thereby increasing our ability to capture our customers' higher complexity mid-volume production business.

        Key aspects of our solution include:

  •
  Time-to-market focused services:  We deliver highly complex printed circuit boards to customers in as little as 24 hours. This rapid delivery service enables original equipment manufacturers to develop sophisticated electronic products quickly and shorten the products' time-to-market introduction;

  •
  Strong process and technology expertise:  We deliver time-critical, highly complex manufacturing services through our manufacturing process and technology expertise. In 2000 and 2001, 57% and 62%, respectively, of our gross sales involved the manufacture of printed circuit boards with at least eight layers, an industry accepted measure of complexity. In addition, many of our lower layer count boards are complex as a result of the incorporation of other technologically advanced features; and

  •
  One-stop manufacturing solution:  We provide a one-stop manufacturing solution to our customers through our specialized facilities, each of which focuses on a different stage of an electronic product's life cycle.

        We provide our time-to-market services primarily to customers whose products are subject to continuous technological innovation and numerous product improvements. Our significant original equipment manufacturer customers include Adtran, Ciena, Compaq, General Electric, Motorola, Philips Ultrasound and Radisys. Our significant electronic manufacturing services customers include Celestica, Flextronics, Plexus, Sanmina-SCI, Solectron and Viasystems. As of December 31, 2001, we had approximately 600 customers, compared to approximately 550 customers at December 31, 2000.

Our Strategy

        Our goal is to be the leading provider of technologically advanced, time-critical, one-stop manufacturing services for highly complex printed circuit boards. Key aspects of our strategy include:

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  using our quick-turn capabilities to target customers in high-growth markets;

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  aggressively managing our manufacturing capacity to maximize profitability while continuing to serve our customers' demands and meet the requirements of new customers;

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  capitalizing on our one-stop manufacturing solution to capture additional business from customers throughout different stages of the product life cycle;

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  continuing to improve our technological capabilities and manufacturing process expertise to further reduce delivery times, improve quality, increase yields and decrease costs; and

  •
  pursuing complementary acquisition opportunities to enhance our competitive position by strengthening our service offering and expanding our customer base.

Our Address

        We were incorporated in Washington in March 1978 as Pacific Circuits, Inc. and changed our name to TTM Technologies, Inc. in December 1999. Our principal executive offices are located at 17550 N.E. 67th Court, Redmond, Washington 98052, and our telephone number at that address is (425) 883-7575.

The Offering

Common stock offered by TTM Technologies	2,025,000 shares
Common stock offered by the selling shareholders	4,275,000 shares
Common stock to be outstanding after the offering	39,667,357 shares
Use of proceeds.
We intend to use the approximately $15.3 million of net proceeds we will receive from this offering for general corporate purposes, including working capital, capital expenditures, possible reduction of indebtedness and potential acquisitions. See "Use of Proceeds."
Nasdaq National Market symbol	TTMI

        The above information is based on 37,642,357 shares outstanding as of December 31, 2001 and excludes:

  •
  2,588,656 shares issuable upon exercise of options outstanding under our management stock option plan at a weighted average exercise price of $5.24 per share; and

  •
  approximately 3,676,000 shares available for future issuance under our two stock plans (approximately 4,428,000 shares as of January 1, 2002).

Summary Consolidated Financial Data
(in thousands, except per share data)

        The following table sets forth a summary of our historical consolidated financial data for the periods presented. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus, including the documents incorporated herein by reference.

	Year Ended December 31,
	1999	2000	2001
Income Statement Data:
Net sales	$106,447	$203,729	$128,989
Cost of goods sold	82,200	127,137	92,235

Gross profit	24,247	76,592	36,754

Operating expenses:
Selling and marketing	3,920	10,156	7,272
General and administrative	2,584	8,305	5,435
Amortization of intangibles	2,230	4,810	4,808
Amortization of deferred retention bonus	1,849	5,470	—
Management fees	439	2,150	—

Total operating expenses	11,022	30,891	17,515

Operating income	13,225	45,701	19,239
Interest expense	(10,432)	(12,176)	(2,644)
Amortization of debt issuance costs	(755)	(742)	(41)
Interest income and other, net	54	181	629

Income before income taxes and extraordinary items	2,092	32,964	17,183
Income tax (provision) benefit	(836)	1,900	(6,189)

Income before extraordinary items	1,256	34,864	10,994
Extraordinary items, net of taxes	(1,483)	(6,792)	—

Net income (loss)	$(227)	$28,072	$10,994

Earnings per common share:
Basic	$(0.01)	$0.88	$0.29

Diluted	$(0.01)	$0.82	$0.28

Weighted average common shares:
Basic	22,312	31,919	37,482
Diluted	22,669	34,166	38,899
Other Financial Data:
Depreciation	$3,635	$5,500	$8,294
Noncash interest expense imputed on debt	455	476	—
	December 31, 2001
	Actual	As Adjusted (1)
Balance Sheet Data:
Working capital	$29,099	$44,399
Total assets	193,076	208,376
Long-term obligations, including current maturities	32,625	32,625
Shareholders' equity	150,079	165,379

(1)
Adjusted to reflect the sale of the 2,025,000 shares of common stock offered by us in this offering at a public offering price of $8.50 per share and after deducting the estimated underwriting discounts and offering expenses and giving effect to the application of the net proceeds. See "Use of Proceeds" and "Capitalization."

	Year Ended December 31,
	1999	2000	2001
Supplemental Data:
EBITDA(1)	$20,993	$61,662	$32,970
Cash flows from operating activities	(2,227)	43,692	38,245
Cash flows from investing activities	(99,907)	(24,079)	(13,176)
Cash flows from financing activities	103,253	(11,635)	(9,873)

(1)
EBITDA means earnings before interest expense (including amortization of debt issuance costs), income taxes, depreciation and amortization. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with accounting principles generally accepted in the United States. Our definition of EBITDA may differ from definitions used by other companies.

RISK FACTORS

        Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to our Company

We are heavily dependent upon the electronics industry, which has suffered a significant downturn in demand resulting in excess manufacturing capacity, increased price competition, higher product inventories, decreased demand for our products and lower sales and gross margins.

        A majority of our revenues are generated from the electronics industry, which is characterized by intense competition, relatively short product life-cycles and significant fluctuations in product demand. Furthermore, the industry is subject to economic cycles and recessionary periods and has been negatively impacted by a contraction in the U.S. economy. The recent terrorist attacks have exacerbated the current economic slowdown. Moreover, due to the uncertainty in the end-markets served by most of our customers, we have a low level of visibility with respect to future financial results. A lasting economic recession, continued excess manufacturing capacity or an additional decline in the electronics industry could further negatively impact our business, results of operations and financial condition. Our net sales declined from $60.5 million in the fourth quarter of 2000 to $46.0 million in the first quarter of 2001, $30.7 million in the second quarter of 2001, $26.9 million in the third quarter of 2001 and $25.4 million in the fourth quarter of 2001. In addition, for the first quarter of 2002, we anticipate revenues of $22 million to $25 million. A continued decline in our net sales would adversely impact our profitability and results of operations and could require us to record a valuation allowance against our deferred tax assets or recognize an impairment of our intangible assets.

If we continue to experience excess capacity due to variability in customer demand, our gross margins may fall.

        Due to recent decreases in demand, our facilities have been operating significantly below capacity. When we experience excess capacity, our sales revenues may be insufficient to fully cover our fixed overhead expenses and our gross margins will fall. In addition, we generally schedule our quick-turn production facilities at less than full capacity to retain our ability to respond to unexpected additional quick-turn orders. However, if these orders are not made, we may forego some production and could experience continued excess capacity.

We are dependent upon a small number of customers for a large portion of our net sales, and a decline in sales to major customers could harm our results of operations.

        A small number of customers is responsible for a significant portion of our net sales. Solectron, together with its recently acquired subsidiaries, SMART Modular and NEL America, accounted for 17.1% of our net sales in 2000 and 11.1% of our net sales in 2001. Sales to Compaq, including sales to Compaq-directed electronic manufacturing services providers, accounted for 13.3% of our net sales in 2000 and 9.4% of our net sales in 2001. Our 10 largest customers accounted for approximately 52.4% of our net sales in 2000 and 46.1% of our net sales in 2001. Many of our principal customers have decreased the amount of products they purchase from us. If our customers fail to purchase products from us at past levels, it would negatively affect our business, results of operations and financial condition. We expect a significant portion of our net sales will continue to be generated by a small number of customers.

        Our customer concentration could increase or decrease depending on future customer requirements, which will depend in large part on market conditions in the electronics industry segments in which our customers participate. The loss of one or more major customers or a decline in sales to our major customers could significantly harm our business, results of operations and financial condition and lead to declines in the price of our common stock. In addition, we generate significant accounts receivable in connection with providing services to our customers. If one or more of our significant customers were to become insolvent or were otherwise unable to pay for the services provided by us, our results of operations would be harmed.

If we are unable to respond to rapid technological change and process development, we may not be able to compete effectively.

        The market for our products is characterized by rapidly changing technology and continual implementation of new production processes. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market products that meet changing customer needs and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. We expect that the investment necessary to maintain our technological position will increase as customers make demands for products and services requiring more advanced technology on a quicker turnaround basis. We may not be able to raise additional funds in order to respond to technological changes as quickly as our competitors.

        In addition, the printed circuit board industry could encounter competition from new or revised manufacturing and production technologies that render existing manufacturing and production technology less competitive or obsolete. We may not respond effectively to the technological requirements of the changing market. If we need new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Competition in the printed circuit board market is intense, and if we are unable to compete effectively, the demand for our products may be reduced.

        The printed circuit board industry is intensely competitive, highly fragmented and rapidly changing. We expect competition to continue, which could result in price reductions, reduced gross margins and loss of market share. Our principal domestic competitors include: DDi, Merix, the Multek subsidiary of Flextronics, Sanmina-SCI and Tyco. In addition, new and emerging technologies may result in new competitors entering our market.

        Many of our competitors and potential competitors have a number of significant advantages over us, including:

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  greater financial and manufacturing resources that can be devoted to the development, production and sale of their products;
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  more established and broader sales and marketing channels;
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  more manufacturing facilities worldwide, some of which are closer in proximity to original equipment manufacturers;
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  manufacturing facilities which are located in countries with lower production costs; and
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  greater name recognition.

        In addition, these competitors may respond more quickly to new or emerging technologies, or may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than we do. We must continually develop improved manufacturing processes to meet our customers' needs for complex products, and our manufacturing process technology is generally not subject to significant proprietary protection. During recessionary periods in the electronics industry, our competitive advantages in the areas of providing quick-turn services, an integrated manufacturing solution and responsive customer service may be of reduced importance to our customers who may become more price sensitive. This may force us to compete more on the basis of price and cause our margins to decline. Furthermore, printed circuit board manufacturers are currently experiencing significant overcapacity. Overcapacity, combined with the current weakness in demand for electronic products, has resulted in increased competition and price erosion for printed circuit boards.

We compete against manufacturers in Asia where production costs are lower. These competitors may gain market share in our market segment for higher technology printed circuit boards, which may have an adverse effect on the pricing of our products.

        We may be at a competitive disadvantage with respect to price for volume production when compared to manufacturers with lower cost facilities in Asia and other locations. We believe price competition from printed circuit board manufacturers in Asia and other locations with lower production costs may play an increasing role in the market for volume production. We do not currently have offshore facilities in lower cost locations, such as Asia. While historically our competitors in these locations have produced less technologically advanced printed circuit boards, they continue to expand their capacity with advanced equipment to produce higher technology printed circuit boards. In addition, fluctuations in foreign currency exchange rates may benefit these offshore competitors. As a result, these competitors may gain market share in the market for higher technology printed circuit boards, which may force us to lower our prices, reducing our gross profit.

Our results of operations are subject to fluctuations and seasonality, and because many of our operating costs are fixed, even small revenue shortfalls would decrease our gross margins and potentially cause our stock price to decline.

        Our results of operations vary for a variety of reasons, including:

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  timing of orders from and shipments to major customers;
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  the levels at which we utilize our manufacturing capacity;
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  changes in the pricing of our products or those of our competitors;
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  changes in our mix of revenues generated from quick-turn versus standard lead time production;
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  expenditures or write-offs related to acquisitions; and
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  expenses relating to expanding existing manufacturing facilities.

        A significant portion of our operating expenses is relatively fixed in nature, and planned expenditures are based in part on anticipated orders. Accordingly, recent revenue shortfalls have decreased our gross margins, and future revenue shortfalls may further decrease our gross margins. In addition, we have experienced sales fluctuations due to patterns in the capital budgeting and purchasing cycles of our customers and the end-markets we serve. In particular, the seasonality of the computer industry impacts the overall printed circuit board industry. These seasonal trends have caused fluctuations in our quarterly operating results in the past and may continue to do so in the future. Results of operations in any period should not be considered indicative of the results to be expected for any future period. In addition, our future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the price of our common stock would likely decline.

Because we sell on a purchase order basis, we are subject to uncertainties and variability in demand by our customers, which could decrease revenues and negatively impact our operating results.

        We sell to customers on a purchase order basis rather than pursuant to long-term contracts, and, consequently, our net sales are subject to short-term variability in demand by our customers. Customers submitting a purchase order may cancel, reduce or delay their order for a variety of reasons. The level and timing of orders placed by our customers vary due to:

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  customer attempts to manage inventory;
  •
  changes in customers' manufacturing strategies, such as a decision by a customer to either diversify or consolidate the number of printed circuit board manufacturers used or to manufacture their own products internally; and
  •
  variation in demand for our customers' products.

        We have experienced terminations, reductions and delays in our customers' orders. Further terminations, reductions or delays in our customers' orders could negatively impact our business, results of operations and financial condition.

The increasing prominence of electronic manufacturing services providers in the printed circuit board industry could reduce our gross margins, potential sales and customers.

        During 2000 and 2001, approximately 31% and 29%, respectively, of our net sales were to electronic manufacturing services providers. Electronic manufacturing services providers supply electronic product assembly services to original equipment manufacturers. The growth of electronic manufacturing services providers and their global sourcing capabilities increase the purchasing power of such providers and could result in increased price competition or the loss of existing original equipment manufacturer customers. In addition, in recent years, some electronic manufacturing services providers, including several of our customers, have acquired the ability to directly manufacture printed circuit boards. If a significant number of our other electronic manufacturing services customers were to acquire the ability to directly manufacture printed circuit boards, our customer base may shrink, and our business and net sales may decline substantially. Moreover, if any of our original equipment manufacturer customers outsource the production of printed circuit boards to these electronic manufacturing services providers, our business, results of operations and financial condition may be negatively impacted.

Our indebtedness could adversely affect our financial health, and the restrictions imposed by the terms of our debt instruments may severely limit our ability to plan for or respond to changes in our business.

        At December 31, 2001, we had approximately $32.6 million of indebtedness. In addition, subject to the restrictions under our various debt agreements, we may incur additional indebtedness from time to time to finance acquisitions or capital expenditures or for other purposes.

        Our level of debt could have negative consequences. For example, it could:

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  require us to dedicate a substantial portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;
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  increase our vulnerability to adverse general economic conditions by making it more difficult to borrow additional funds to maintain our operations if we suffer revenue shortfalls;
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  hinder our flexibility in planning for, or reacting to, changes in our business and industry by preventing us from borrowing money to upgrade our equipment or facilities; and
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  limit or impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes.

We may expand our business into new products and services and may not be able to compete effectively with other companies who have been in these businesses longer than we have.

        In the future, we may broaden our service offering by providing new products and services. If we do this, we will likely compete with companies that have substantially greater financial and manufacturing resources than we have and who have been providing these services longer than we have. We may not be able to successfully compete on this basis with more established competitors.

In the past, we have expanded our operations through acquisition, and we may have trouble integrating any future acquisitions in expanding our business.

        We may not be able to meet performance expectations or successfully integrate businesses we acquire in the future on a timely basis without disrupting the quality and reliability of service to our customers or diverting management resources.

        To manage the expansion of our operations and any future growth, we will be required to:

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  improve existing and implement new operational, financial and management information controls, reporting systems and procedures;
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  hire, train and manage additional qualified personnel;
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  expand our direct and indirect sales channels; and
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  effectively transition our relationships with our customers, suppliers and partners to operations under our TTM brand.

        As part of our business strategy, we expect that we will continue to grow by pursuing acquisitions, assets or product lines that complement or expand our existing business. We currently have no commitments or agreements to acquire any business. Our existing credit facility restricts our ability to acquire the assets or business of other companies and will accordingly require us to obtain the consent of our lenders and could require us to pay significant fees in order to consummate such acquisitions. Consequently, we may not be able to identify suitable acquisition candidates or to finance and complete transactions that we choose to pursue.

        Our acquisition of companies and businesses and expansion of operations involve risks, including the following:

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  the potential inability to identify the company best suited to our company's business plan;
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  the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economics of scale or other expected value;
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  difficulties in managing production and coordinating operations at new sites;
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  the potential need to restructure, modify or terminate customer relationships of the acquired company; and
  •
  loss of key employees of acquired operations.

        In addition, future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense.

If we were to increase our amortization of intangible assets as a result of additional acquisitions, our earnings could be negatively impacted. Similarly, if we were to revalue our existing intangible assets downward, our operating results would be harmed.

        As of December 31, 2001, our consolidated balance sheet reflected $78.2 million of intangible assets, a substantial portion of our total assets at such date. Intangible assets consist of goodwill and other identifiable intangibles relating to our July 1999 acquisition of Power Circuits. Our intangible assets may increase in future periods if we consummate other acquisitions. Amortization or impairment of these additional intangibles would, in turn, have a negative impact on earnings. In addition, we continuously evaluate whether events and circumstances have occurred that indicate the remaining balance of intangible assets may not be recoverable. When factors indicate that assets should be evaluated for possible impairment, we may be required to reduce the carrying value of our intangible assets, which could harm our results during the periods in which such a reduction is recognized.

        In connection with our adoption of Statement of Financial Accounting Standards No. 142 in the first quarter of 2002, our impairment testing methodology will change, and we may be required to write down intangible assets in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recently Issued Accounting Standards."

We rely on suppliers for the raw materials used in manufacturing our printed circuit boards, and an increase in industry demand or the presence of a shortage for these raw materials may increase the price of these raw materials and reduce our gross margins.

        To manufacture our printed circuit boards, we use raw materials such as laminated layers of fiberglass, copper foil and chemical solutions which we order from our suppliers. Although we have preferred suppliers for most of our raw materials, the materials we use are generally readily available in the open market and numerous other potential suppliers exist. However, from time to time manufacturers of products that also use these raw materials increase their demand for these materials and, as a result, the prices of these materials increase. During these periods of increased demand, our gross margins decrease as we have to pay more for our raw materials.

Our manufacturing process depends on the collective industry experience of our employees in our industry. If these employees were to leave us and take this knowledge with them, our manufacturing process may suffer and we may not be able to compete effectively.

        We have no patent or trade secret protection for our manufacturing process, but instead rely on the collective experience of our employees in the manufacturing process to ensure we continuously evaluate and adopt new technologies in our industry. Although we are not dependent on any one employee or a small number of employees, if a significant number of our employees involved in our manufacturing process were to leave our employment and we were not able to replace these people with new employees with comparable experience, our manufacturing process may suffer as we may be unable to keep up with innovations in the industry. As a result, we may not be able to continue to compete effectively.

We may be exposed to intellectual property infringement claims by third parties which could be costly to defend, could divert management's attention and resources and, if successful, could result in liability.

        We could be subject to legal proceedings and claims for alleged infringement by us of third party proprietary rights, such as patents, from time to time in the ordinary course of business. For example, in the past we were informed that our prior use of a chemical solution in our manufacturing process may have infringed upon the intellectual property rights of the holder of the patent of the chemical solution. Although no legal action has been taken against us, any claims relating to this alleged infringement, even if not meritorious, could result in costly litigation and divert management's attention and resources. In addition, if we are unsuccessful in disputing this assertion, we could be required to pay royalties or damages for our past use of the chemical solution. Similarly, we were recently advised that we have been added as a defendant in a patent infringement lawsuit filed in the U.S. District Court for the District of Arizona by Lemelson Medical, Education and Research Foundation, Limited Partnership. The suit alleges that we have infringed certain "machine vision" and other patents owned by the plaintiff and seeks injunctive relief, damages for the alleged infringements and payment of the plaintiff's attorneys' fees. If we do not prevail in any litigation as a result of such allegations, our business may be harmed.

If the public confuses us with similarly named companies, our business could suffer.

        It is possible that other companies will adopt trade names similar to ours which would impede our ability to build brand identity and possibly lead to customer confusion. Although we have applied for trademark protection of TTM Technologies, we have not yet received this trademark protection. We are aware of another company using "TTM Technologies" as part of its corporate name. This may cause confusion as to the source, quality and dependability of our product which may, in turn, dilute our brand name and harm our reputation.

Our business may suffer if any of our key senior executives discontinues employment with us or if we are unable to recruit and retain highly skilled engineering and sales staff.

        Our future success depends to a large extent on the services of our key managerial employees, particularly Kenton Alder, our chief executive officer. Although we have entered into employment agreements with Mr. Alder and other executive officers, we may not be able to retain our executive officers and key personnel or attract additional qualified management in the future. Our business also depends on our continuing ability to recruit, train and retain highly qualified employees, particularly engineering and sales and marketing personnel. The competition for these employees is intense, and the loss of these employees could harm our business. Further, our ability to successfully integrate acquired companies depends in part on our ability to retain key management and existing employees at the time of the acquisition.

Products we manufacture may contain design or manufacturing defects, which could result in reduced demand for our services and liability claims against us.

        We manufacture products to our customers' specifications, which are highly complex and may contain design or manufacturing errors or failures despite our quality control and quality assurance efforts. Defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in delayed shipments, customer dissatisfaction, or a reduction or cancellation of purchase orders. If these defects occur either in large quantities or too frequently, our business reputation may be impaired. Since our products are used in products that are integral to our customers' businesses, errors, defects or other performance problems could result in financial or other damages to our customers, for which we may be liable. Although our purchase orders generally contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Product liability litigation against us, even if it were unsuccessful, would be time consuming and costly to defend.

Our failure to comply with the requirements of environmental laws could result in fines and revocation of permits necessary to our manufacturing processes.

        Our operations are regulated under a number of federal, state and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage and disposal of such materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a major consideration for us because our manufacturing processes use and generate materials classified as hazardous such as ammoniacal etching solutions, copper and nickel. For example, we incur additional expense at our Burlington facility to transport and treat certain of our waste water discharges because of limitations in the local municipal waste treatment facility. In addition, because we use hazardous materials and generate hazardous wastes in our manufacturing processes, we may be subject to potential financial liability for costs associated with the investigation and remediation of our own sites, or sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated. Even if we fully comply with applicable environmental laws and are not directly at fault for the contamination, we may still be liable. The wastes we generate include spent ammoniacal etching solutions, solder stripping solutions and hydrochloric acid solution containing palladium; waste water which contains heavy metals, acids, cleaners and conditioners; and filter cake from equipment used for on-site waste treatment. We believe that our operations substantially comply with all applicable environmental laws. However, any material violations of environmental laws by us could subject us to revocation of our effluent discharge permits. Any such revocations could require us to cease or limit production at one or more of our facilities, negatively impacting our business, results of operations and financial condition. Even if we ultimately prevail, environmental lawsuits against us would be time consuming and costly to defend.

        Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violation. We operate in environmentally sensitive locations and we are subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes or restrictions on discharge limits, emissions levels, material storage, handling or disposal might require a high level of unplanned capital investment and/or relocation. It is possible that environmental compliance costs and penalties from new or existing regulations may harm our business, results of operations and financial condition.

Our major shareholder has significant influence over our business and could delay, deter or prevent a change of control or other business combination.

        As of December 31, 2001, Circuit Holdings held approximately 50.5% of our outstanding stock. Thayer Capital Partners controls three entities which together own approximately 60.0% of Circuit Holdings and beneficially own 58.9% of our shares. In addition, two of our directors are representatives of Thayer Capital Partners. Although Thayer Capital does not currently own any interests in our direct competitors, the interests of Thayer Capital Partners may not always coincide with our interests or those of our other shareholders, particularly if Thayer Capital decided to sell its controlling interest in us. By virtue of its stock ownership and board representation, Thayer Capital Partners will continue to have a significant influence over all matters submitted to our board and our shareholders, including the election of our directors, and will be able to exercise significant control over our business, policies and affairs. Through its voting power, Thayer Capital Partners could cause us to take actions that we would not consider absent its influence, or could delay, deter or prevent a change of control of our company or other business combination that might otherwise be beneficial to our public shareholders.

        In addition, Thayer Capital Partners has historically worked closely with Brockway Moran & Partners, Inc. in managing our company. Brockway Moran & Partners Fund, L.P., owns the remaining 40% of Circuit Holdings. In addition, two of our directors are representatives of Brockway Moran & Partners. Although there is no legal agreement requiring Thayer Capital Partners and Brockway Moran & Partners to vote their shares together or for their representatives on our board to vote together, given their relationship in the past these two entities may continue to work together, in which case they would control our board and exercise voting control over approximately 50.4% of our shares that will be beneficially owned by such entities after this offering, or approximately 46.9% if the underwriters' option to purchase additional shares is exercised in full.

Risks Related to this Offering

We will not receive any of the proceeds from the shares sold by the selling shareholders and will have broad discretion as to the application of our net proceeds from this offering.

        We will not receive any of the proceeds from the shares sold by the selling shareholders. All of our net proceeds from this offering have been allocated to general corporate purposes. Accordingly, management will have broad discretion as to the application of the offering proceeds. Pending our use of such proceeds for general corporate purposes, including working capital, capital expenditures, possible reduction of indebtedness and potential acquisitions, such proceeds will be placed in interest-bearing investments. It is possible that the return on such investments will be less than that which would be realized were we immediately to use such funds for other purposes.

Our stock price may be volatile and our stock may be thinly traded, which could cause investors to lose all or part of their investment in our stock.

        The stock market has recently experienced volatility which has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, our stock price could decline regardless of our actual operating performance and investors could lose a substantial part of their investment. The market price of our common stock will likely fluctuate in response to a number of factors including the following:

  •
  our failure to meet the earnings guidance we provide or the performance estimates of securities analysts;
  •
  changes in financial estimates of our revenues and operating results by securities analysts;
  •
  the timing of announcements by us or our competitors of significant contracts or acquisitions; and
  •
  general stock market conditions.

        Recently, when the market price of a company's stock has been volatile, shareholders have often instituted securities class action litigation against that company. If a class action lawsuit is filed against us, we could incur substantial costs defending the lawsuit, and management time and attention would be diverted. An adverse judgment could cause our financial condition or operating results to suffer.

Substantially all of our shares are eligible for sale in the public market. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Our current shareholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

        After this offering, we will have outstanding approximately 39.7 million shares of common stock. Approximately 19.7 million shares, including the 6.3 million shares that we and the selling shareholders are selling in this offering, may be resold immediately in the public market. The approximately 20.0 million remaining shares will be eligible for resale 90 days after the date of this offering due to agreements the selling shareholders and certain other shareholders have with us and the underwriters. However, the underwriters can waive this restriction and allow these shareholders to sell their stock at any time. Substantially all of such 20.0 million of remaining shares are also subject to the volume limitations of Rule 144 under the federal securities laws.

        In addition, we have filed a registration statement under Form S-8 under the Securities Act, covering the aggregate of 6.0 million shares of common stock issued or reserved for issuance under our stock plans.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

        All statements, trend analyses and other information contained in this prospectus, including those regarding markets for our products and trends in net sales, gross profit and anticipated expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "intend," "seek" and other similar expressions, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The matters described in these forward-looking statements are subject to business and economic risks, including those risks identified in "Risk Factors" and in the cautionary statements elsewhere in this prospectus and our actual results of operations may differ significantly from those contained in the forward-looking statements because of such risks. Accordingly, the cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus. In addition, these forward-looking statements reflect our current expectations, and we do not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this prospectus or other statements by us will not be realized.

        Market data and forecasts used in this prospectus including, for example, estimates of the size and growth rates of the printed circuit board market, have been obtained from independent industry sources, and we have not verified the data.

USE OF PROCEEDS

        The net proceeds to us from our sale of 2,025,000 shares of common stock in this offering will be approximately $15.3 million, after deducting underwriting discounts and commissions and the estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling shareholders.

        We intend to use such proceeds for general corporate purposes, including working capital, capital expenditures, possible reduction of indebtedness and potential acquisitions. We continually seek opportunities to acquire companies which offer services complementary to those offered by us, and potential acquisitions are an integral part of our growth strategy. However, we do not presently have any agreement or understanding with respect to any potential acquisition.

        Pending these uses, we will invest the net proceeds we receive in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

        We have not paid any dividends since 1998 and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our credit facility prohibits the payment of dividends. We presently intend to retain any future earnings to finance future operations and expansion of our business, and to reduce indebtedness.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2001:

  •
  on an actual basis; and

  •
  as adjusted to reflect the sale of the 2,025,000 shares of common stock offered by us, based on a public offering price of $8.50 per share, and the application of the net proceeds we will receive from the offering in the manner described in "Use of Proceeds."

	December 31, 2001
	Actual	As Adjusted
	(in thousands)
Cash	$24,490	$39,790

Long-term debt, including current maturities	32,625	32,625
Shareholders' equity:
Preferred stock, no par value, 15,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, no par value 100,000,000 shares authorized, and 37,642,357 shares issued and outstanding, actual; and 39,667,357 shares issued and outstanding, as adjusted (1)	134,228	149,528
Retained earnings	16,079	16,079
Deferred stock-based compensation	(228)	(228)

Total shareholders' equity	150,079	165,379

Total capitalization	$182,704	$198,004

(1)
Excludes the following shares:

•
2,588,656 shares issuable upon exercise of options outstanding under our management stock option plan at a weighted average exercise price of $5.24 per share; and

•
approximately 3,676,000 shares available for future issuance under our two stock plans (approximately 4,428,000 shares as of January 1, 2002).

        The as adjusted common stock amount in the foregoing table reflects the approximately $15.3 million of estimated net proceeds to us from this offering. The offering expenses include an approximately $260,000 financial advisory fee to be paid to T.C. Management, L.L.C., T.C. Management IV and Brockway Moran & Partners Management, L.P., pursuant to our September 19, 2000 management and financial advisory services agreement with such affiliates.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus, including the documents incorporated herein by reference. The financial data as of and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 were derived from our audited financial statements that were audited by Arthur Andersen LLP.

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(in thousands, except per share data)
Income Statement Data:
Net sales	$76,921	$78,526	$106,447	$203,729	$128,989
Cost of goods sold	62,091	65,332	82,200	127,137	92,235

Gross profit	14,830	13,194	24,247	76,592	36,754

Operating expenses:
Selling and marketing	2,533	2,434	3,920	10,156	7,272
General and administrative	2,235	2,188	2,584	8,305	5,435
Amortization of intangibles	—	—	2,230	4,810	4,808
Amortization of deferred retention bonus	—	77	1,849	5,470	—
Management fees	—	13	439	2,150	—

Total operating expenses	4,768	4,712	11,022	30,891	17,515

Operating income	10,062	8,482	13,225	45,701	19,239
Interest expense	(578)	(848)	(10,432)	(12,176)	(2,644)
Amortization of debt issuance costs	(28)	(134)	(755)	(742)	(41)
Interest income and other, net	557	927	54	181	629

Income before income taxes and extraordinary items	10,013	8,427	2,092	32,964	17,183
Income tax (provision) benefit	—	—	(836)	1,900	(6,189)

Income before extraordinary items	10,013	8,427	1,256	34,864	10,994
Extraordinary items, net of taxes	—	—	(1,483)	(6,792)	—

Net income (loss)	$10,013	$8,427	$(227)	$28,072	$10,994

Earnings per common share:
Basic	$0.64	$0.54	$(0.01)	$0.88	$0.29

Diluted	$0.64	$0.54	$(0.01)	$0.82	$0.28

Weighted average common shares:
Basic	15,675	15,675	22,312	31,919	37,482
Diluted	15,675	15,675	22,669	34,166	38,899
Other Financial Data:
Depreciation	$2,884	$3,014	$3,635	$5,500	$8,294
Noncash interest expense imputed on debt	—	12	455	476	—

	December 31,
	1997	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Working capital	$18,517	$8,071	$13,995	$22,186	$29,099
Total assets	43,845	56,453	168,327	202,133	193,076
Long-term obligations, including current maturities	10,889	72,772	140,163	43,312	32,625
Shareholders' equity (deficit)	27,041	(22,755)	16,537	137,742	150,079
	Year Ended December 31,
	1997	1998	1999	2000	2001
	(in thousands)
Supplemental Data:
EBITDA(1)	$13,503	$12,500	$20,993	$61,662	$32,970
Cash flows from operating activities	11,460	7,517	(2,227)	43,692	38,245
Cash flows from investing activities	(9,134)	5,656	(99,907)	(24,079)	(13,176)
Cash flows from financing activities	(3,434)	(16,693)	103,253	(11,635)	(9,873)

(1)
EBITDA means earnings before interest expense (including amortization of debt issuance costs), income taxes, depreciation and amortization. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with accounting principles generally accepted in the United States. Our definition of EBITDA may differ from definitions used by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with the "Selected Financial Data" section of this prospectus, and our consolidated financial statements and the related notes included elsewhere in this prospectus, including the documents incorporated herein by reference.

Overview

        We provide time-critical, one-stop manufacturing services for highly complex printed circuit boards. Our customers include original equipment manufacturers of electronic products and their suppliers, or electronic manufacturing services providers. Our time-to-market focused manufacturing services enable our customers to shorten the time required to develop new products and bring them to market.

        We measure customers as those companies that placed at least two orders in the preceding 12-month period. As of December 31, 2001, we had approximately 600 customers, compared to approximately 550 customers at December 31, 2000. We added approximately 185 new customers in 2001. Sales to our top 10 customers represented 52.4% of our net sales in 2000 and 46.1% of our net sales in 2001.

        Our products are manufactured to our customers' design specifications and are priced to reflect both the complexity of the printed circuit boards and the time and volume requirements for the order. Generally, we quote prices after we receive the design specifications and time and volume requirements from our customers. Purchase orders may be cancelled prior to shipment. We charge customers a fee, based on percentage completed, if an order is cancelled once it has entered production.

        We recognize revenues upon shipment to the customer. We record net sales as our gross sales less an allowance for returns. We provide our customers a limited right of return for defective printed circuit boards. We record an allowance for estimated sales returns at the time of sale based on our historical results. Our provision for sales returns as a percentage of gross sales was less than 2% in 2000 and 2001.

        Cost of goods sold consists of materials, labor, outside services and overhead expenses incurred in the manufacture and testing of our products. Many factors affect our gross margin, including capacity utilization, product mix, production volume and yield. We do not participate in any significant long-term supply contracts, and we believe there are a number of potential suppliers for the raw materials we use. We believe that our cost of goods sold will continue to fluctuate as a percentage of net sales.

        Our operating expenses have historically been classified into five general categories: selling and marketing, general and administrative, amortization of intangibles, amortization of deferred retention bonus and management fees.

        Selling and marketing expenses consist primarily of salaries and commissions paid to our internal sales force and commissions paid to independent sales representatives, as well as costs associated with marketing materials and trade shows. As quickturn sales become a higher percentage of total sales, our average commission rate is expected to increase. We expect our selling and marketing expenses to continue to fluctuate as a percentage of net sales.

        General and administrative costs primarily include the salaries for executive, finance, accounting, facilities and human resources personnel, as well as insurance expenses and expenses for accounting and legal assistance. We expect these expenses to continue to fluctuate as a percentage of net sales as we add personnel and incur additional costs related to the growth of our business and the requirements of operating as a public company.

        Amortization of intangibles consists of the amortization of goodwill and other intangible assets which we recorded as a result of the Power Circuits acquisition in July 1999.

        Amortization of the deferred retention bonus relates to a retention bonus plan we implemented as part of our leveraged recapitalization in December 1998. In 2000, we paid out $10.8 million to participants in order to eliminate our obligations under this plan.

        In 2000, we paid management fees for advisory services to three firms, T.C. Management, T.C. Management IV and Brockway Moran & Partners Management. These firms indirectly control our principal shareholder, Circuit Holdings, Inc. In consideration for advisory and management services rendered to us, we paid these firms an aggregate fee of $2.0 million upon consummation of our September 2000 initial public offering, which was accounted for as an offering cost. In addition, we used approximately $1.5 million of the net proceeds we received from our initial public offering to amend and consolidate these management agreements. Under the amended agreement, we no longer pay monthly management fees; however, we will pay financial advisory fees of 1.5% of the first $50 million of proceeds or value of any transaction with respect to which these entities render services and 1% of any amount of proceeds or value in excess of $50 million. Accordingly, we expect to pay a financial advisory fee of approximately $260,000 in connection with this offering, which will be accounted for as an offering cost.

        Our interest expense relates to our senior credit facility and our other long-term obligations. Primarily as a result of our repayment of indebtedness, our interest expense has decreased significantly in recent periods.

        Amortization of debt issuance costs consists of the amortization of loan origination fees and related expenses. As a result of our repayment of indebtedness and the refinancing of our senior credit facility (see "Liquidity and Capital Resources") in September 2000, we wrote off a significant portion of our debt issuance costs as an extraordinary item, and amortization of debt issuance costs has decreased.

        Interest and other income consists of interest received on cash balances as well as lease revenue received for subleasing some of our space in Santa Ana, California, to an unaffiliated tenant through March 2001. Prior to 1999, we received significant interest income due to a large cash position invested in Treasury securities.

        Prior to our leveraged recapitalization in December 1998, we were taxed for federal income tax purposes as an S corporation. Accordingly, we had no income tax expense prior to December 14, 1998. At the time of our recapitalization, we became a C corporation and the tax effect of all differences between the tax reporting and financial reporting bases of our net assets was recorded as a net deferred tax asset. The most significant basis difference resulted from an Internal Revenue Code Section 338(h)(10) tax election we made at the time of recapitalization. This election had the effect of characterizing the recapitalization and stock purchase as an asset purchase for income tax purposes. Therefore, the consideration paid to our former owners, either by us or by Circuit Holdings, in excess of the tax basis of our net assets was recorded as tax deductible goodwill of $77.5 million, even though no goodwill was recorded for financial reporting purposes. To the extent that we have future taxable income, we will realize the benefit of this tax goodwill over 15 years. This results in an annual deduction of $5.2 million which, assuming an effective income tax rate of 36%, could reduce our cash taxes payable each year by $1.9 million.

        From time to time we estimate whether we will be able to earn enough taxable income over the life of the deferred tax asset to fully realize the benefit of the asset. At the time of our recapitalization, we concluded that we were unlikely to fully realize its benefit and, accordingly, we recorded a valuation allowance against the asset. At December 31, 1999, we reassessed the realizability of our deferred tax assets and concluded, based upon our tax net operating loss of $4.9 million, among other factors, that the valuation allowance was still necessary. At December 31, 1999, we had gross deferred tax assets of approximately $28.3 million and a valuation allowance of $14.8 million.

        Upon the completion of our initial public offering, we reevaluated the realizability of our deferred tax asset. In 2000, we eliminated the $14.8 million valuation allowance and recorded this as an income tax benefit. Our decision was based upon the anticipated significant reduction in interest expense and increases in operating income for the quarters after our initial public offering. As of December 31, 2001, we had net tax deferred assets of approximately $19.3 million and no valuation allowance. Should our expectations of taxable income change in future years, it may become necessary to record a valuation allowance which would adversely affect our results of operations.

Results of Operations

        The following table sets forth income statement data expressed as a percentage of net sales for the periods indicated:

	Year Ended December 31,
	1999	2000	2001
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	77.2	62.4	71.5

Gross profit	22.8	37.6	28.5

Operating expenses:
Selling and marketing	3.7	5.0	5.6
General and administrative	2.4	4.1	4.2
Amortization of intangibles	2.1	2.4	3.8
Amortization of deferred retention bonus	1.8	2.7	—
Management fees	0.4	1.0	—

Total operating expenses	10.4	15.2	13.6
Operating income	12.4	22.4	14.9
Interest expense	(9.8)	(6.0)	(2.0)
Amortization of debt issuance costs	(0.7)	(0.3)	—
Interest income and other, net	0.1	0.1	0.4

Income before income taxes and extraordinary items	2.0	16.2	13.3
Income tax (provision) benefit	(0.8)	0.9	(4.8)

Income before extraordinary items	1.2	17.1	8.5
Extraordinary items, net of taxes	(1.4)	(3.3)	—

Net income (loss)	(0.2)%	13.8%	8.5%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales.

        Net sales decreased $74.7 million, or 36.7%, from $203.7 million in 2000 to $129.0 million in 2001. This decrease resulted primarily from a decline in the volume of printed circuit boards sold. Net sales declined due to a significant downturn in the electronics industry and the end markets served by the company.

Cost of Goods Sold.

        Cost of goods sold decreased $34.9 million, or 27.5%, from $127.1 million in 2000 to $92.2 million in 2001. Lower cost of goods sold resulted from a decline in the number of printed circuit boards sold, combined with a work force reduction and decreased employee overtime, partially offset by higher depreciation expense. As a percentage of net sales, cost of goods sold increased from 62.4% in 2000 to 71.5% in 2001. The reduced revenue base caused an increase in unabsorbed manufacturing overhead, resulting in higher cost of goods sold as a percentage of net sales.

Gross Profit.

        Gross profit decreased $39.8 million, or 52.0%, from $76.6 million in 2000 to $36.8 million in 2001. This decrease in gross profit resulted from a lower volume of printed circuit boards sold. Our gross margin was 28.5% during 2001, compared to 37.6% for 2000. Gross margin decreased due to lower absorption of fixed manufacturing expenses.

Operating Expenses.

        Sales and marketing expenses decreased $2.9 million, or 28.4%, from $10.2 million in 2000 to $7.3 million in 2001. The decrease resulted from lower commissions due to lower net sales in 2001.

        General and administrative expenses decreased $2.9 million, or 34.6%, from $8.3 million in 2000 to $5.4 million in 2001. This decrease resulted from a lower bad debt provision, reduced incentive compensation, a decline in office rent expense and lower legal and accounting fees. The lower bad debt provision was due to a smaller accounts receivable balance and an improved aging of accounts receivable in 2001.

        Amortization of intangibles consists of amortization of goodwill and other intangible assets from the Power Circuits acquisition, which occurred in July 1999. Amortization of intangibles was $4.8 million for both 2001 and 2000. As more fully described in "—Recently Issued Accounting Standards" below, we will not amortize goodwill in 2002 or future periods.

        With the proceeds of our initial public offering in September 2000, we bought out our deferred retention bonus plan. Therefore, we recorded no amortization of the deferred retention bonus in 2001 as compared to $5.5 million for 2000.

        In conjunction with our initial public offering in September 2000, we amended and consolidated our management agreements with T.C. Management, T.C. Management IV and Brockway Moran & Partners Management. Under the amended agreement, we are not required to pay management and consulting fees, although we are required to pay financial advisory fees in the event of certain transactions as defined in the amended agreement. We had no management fees and related expenses in 2001, compared to $2.2 million in 2000.

Interest Expense.

        Interest expense decreased $9.6 million from $12.2 million in 2000 to $2.6 million in 2001. This decrease resulted primarily from our repayment of indebtedness with the proceeds of our initial public offering and cash flow from operations. This repayment significantly reduced our debt and decreased our accompanying level of interest expense.

Amortization of Debt Issuance Costs.

        Amortization of debt issuance costs decreased $701,000 from $742,000 in 2000 to $41,000 in 2001. As a result of our repayment of indebtedness and the refinancing of our senior credit facility in September 2000, we wrote off a significant portion of our debt issuance costs.

Interest Income and Other, Net.

        Interest income and other, net, which includes rental income, increased $448,000 from $181,000 in 2000 to $629,000 in 2001. This change was due primarily to increased interest income earned on our higher average cash balance during 2001, partially offset by a decrease in net rental income. Net rental income decreased from $100,000 for 2000 to a net expense of $106,000 for 2001 due to the termination of a sublease to allow for the expansion of our Santa Ana, California, facility.

Income Taxes.

        The provision for income taxes decreased from a net benefit of $1.9 million in 2000 to an expense of $6.2 million in 2001. The net benefit of $1.9 million in 2000 was due to higher pretax income offset by a one-time $14.8 million benefit recorded from eliminating our deferred tax asset valuation allowance. Our effective tax rate for 2001 was 36%.

Extraordinary Items.

        In 2000, we recorded a loss of $6.8 million, net of a tax benefit of $3.1 million, to extinguish subordinated debt obligations carried at a discount and to write off debt issuance costs related to repayments and refinancing of our senior credit facility. We recorded no extraordinary items in 2001.

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

Net Sales.

        Net sales increased $97.3 million, or 91.4%, from $106.4 million in 1999 to $203.7 million in 2000. Of this increase, approximately $31.0 million resulted from our acquisition of Power Circuits, as a full year of net sales were included in 2000. Approximately $66.3 million of the net sales increase resulted from internal sales growth. Internal sales growth increased primarily due to higher levels of units shipped and higher price levels in response to increasing demand from new and existing customers. In addition, a favorable sales mix, including a higher proportion of quick-turn and advanced technology printed circuit boards, which have higher average selling prices, contributed to higher net sales in 2000. Sales in our networking and high-end computing end markets increased in 2000 compared with 1999 as a result of strong demand in those segments.

Cost of Goods Sold.

        Costs of goods sold increased $44.9 million, or 54.6%, from $82.2 million in 1999 to $127.1 million in 2000. Higher costs of goods sold resulted from our acquisition of Power Circuits, which contributed $16.0 million to the increase. The remaining $28.9 million increase in costs was due to our increase in net sales as well as higher per unit costs associated with producing quick-turn products and higher layer-count printed circuit boards.

Gross Profit.

        Gross profit increased $52.4 million, or 216.5%, from $24.2 million in 1999 to $76.6 million in 2000. Of this increase, $14.9 million resulted from the acquisition of Power Circuits. The remaining increase of $37.5 million resulted from an improved mix of higher margin quick-turn and advanced technology printed circuit boards, higher capacity utilization and generally higher unit volumes and pricing levels for all of our products. Gross margin increased from 22.8% in 1999 to 37.6% in 2000 primarily due to an improved mix of higher margin products.

Operating Expenses.

        Selling and marketing expenses increased $6.3 million, or 161.5%, from $3.9 million in 1999 to $10.2 million in 2000. Of this increase, $2.3 million resulted from the acquisition of Power Circuits. The remaining increase of $4.0 million resulted from an increase in commissions related to higher sales volume. Selling and marketing expenses increased as a percentage of net sales from 3.7% in 1999 to 5.0% in 2000 primarily due to quick-turn sales, for which we pay a higher commission rate.

        General and administrative expenses increased $5.7 million, or 219.2%, from $2.6 million in 1999 to $8.3 million in 2000. Of this increase, $1.6 million resulted from the acquisition of Power Circuits. The remaining increase of $4.1 million resulted from an increase in bad debt and incentive bonus expenses, the hiring of additional financial management and back-office staff to support our growth, and increased costs associated with being a public company.

        Amortization of intangibles increased $2.6 million, or 118.2%, from $2.2 million in 1999 to $4.8 million in 2000, due to the acquisition of Power Circuits in July 1999. We recorded a full year of amortization of intangibles in 2000 versus approximately 5 1/2 months in 1999.

        Amortization of deferred retention bonus increased $3.7 million from $1.8 million in 1999 to $5.5 million in 2000, due to the vesting and buy-out of our deferred retention bonus plan.

        Management fees and related expenses increased $1.8 million from $439,000 in 1999 to $2.2 million in 2000. Of this increase, $1.5 million resulted from a one-time payment to amend and consolidate our management agreements with T.C. Management, T.C. Management IV and Brockway Moran & Partners Management. The remaining increase resulted from additional management fees related to greater scope and services in 2000 due to the acquisition of Power Circuits as well as reimbursable expenses under the agreements.

Interest Expense.

        Interest expense increased $1.8 million, or 17.3%, from $10.4 million in 1999 to $12.2 million in 2000. This increase resulted from a higher level of indebtedness and higher interest rates through the first three quarters of 2000 associated with the acquisition of Power Circuits. Interest expense decreased significantly in the last quarter of 2000 due to lower interest rates and reduced debt levels resulting from the pay down of debt with the net proceeds of our initial public offering.

Amortization of Debt Issuance Costs.

        Amortization of debt issuance costs decreased $13,000, or 1.7%, from $755,000 in 1999 to $742,000 in 2000. Amortization of debt issuance costs increased through the first three quarters of 2000 as a result of higher levels of indebtedness associated with the acquisition of Power Circuits. These costs decreased in the fourth quarter of 2000 due to the restructuring of our credit facilities after our initial public offering. As a result of our repayment of indebtedness and the refinancing of our senior credit facility (see "Liquidity and Capital Resources") in September 2000, we wrote off a significant portion of our debt issuance costs as an extraordinary item.

Interest Income and Other, Net.

        Interest income and other, net, increased $127,000, or 235.2%, from $54,000 in 1999 to $181,000 in 2000, due to interest earned on our cash balances as well as additional income from a sublease that we obtained as a result of the acquisition of Power Circuits. We terminated a portion of the sublease in the second quarter of 2000 to accommodate our then-planned Santa Ana facility expansion.

Income Taxes.

        Our provision for income taxes decreased from an expense of $836,000 in 1999 to a benefit of $1.9 million in 2000. This decrease resulted primarily from a $14.8 million benefit recorded in 2000 from eliminating our deferred tax asset valuation allowance, which was only partially offset by higher taxes associated with increased pretax net income levels.

Extraordinary Items.

        We recorded extraordinary items in both 1999 and 2000. Both extraordinary items were for losses on early extinguishment of debts, net of the tax benefit. In 2000, we recorded a loss of $6.8 million, net of a tax benefit of $3.1 million, to extinguish subordinated debt obligations and eliminate our retention bonus obligation, both of which were carried at a discount, and to write off debt issuance costs related to repayments and refinancing of our senior credit facility. In 1999, we recorded a loss of $1.5 million, net of a tax benefit of $834,000, to write off debt issuance costs as a result of new financing obtained in connection with the acquisition of Power Circuits.

Liquidity and Capital Resources

        Our principal sources of liquidity have been cash provided by operations, proceeds from our initial public offering and borrowings under debt agreements. Our principal uses of cash have been to finance mergers and acquisitions, meet debt service requirements and finance capital expenditures. We anticipate that these uses will continue to be our principal uses of cash in the future.

        Net cash provided by operating activities was $38.2 million in 2001, compared to $43.7 million in 2000. The difference between our 2001 net income of $11.0 million and our $38.2 million operating cash flow was primarily attributable to a $22.5 million decrease in accounts receivable, $13.1 million of depreciation and amortization expense, a $3.8 million decrease in inventories and a $2.5 million decrease in the deferred income tax asset, partially offset by a $4.3 million increase in income taxes receivable, a $4.1 million decrease in accounts payable, a $3.3 million decrease in income taxes payable and a $3.3 million decrease in accrued expenses.

        Net cash used in investing activities was $13.2 million in 2001, compared to $24.1 million in 2000. This decrease was due to a lower level of purchases of and deposits on property and equipment. The approximately $12.1 million of capital expenditures in 2001 were primarily attributable to our quick-turn expansion in Santa Ana and technology advancements in our Redmond facility.

        Net cash used in financing activities was $9.9 million in 2001, compared to $11.6 million in 2000. In 2000, we repaid $151.8 million of long-term debt and bought out our deferred retention bonus program at $10.8 million. We used $91.7 million in net proceeds from our initial public offering, refinanced our term debt at $45.0 million, drew $14.0 million on our revolving credit facility and used available cash to satisfy these obligations. In contrast, no cash was generated from such financing activities as the sale of common stock or issuance of long-term debt during 2001. The significant reduction of our long-term debt in September 2000 greatly reduced our principal payments in 2001.

        Effective September 29, 2000, we entered into an amended and restated credit agreement and refinanced all remaining amounts outstanding under our existing senior credit facility. Under the new agreement, we borrowed $45.0 million under a term loan. The term loan bears interest ranging from LIBOR plus 1% to LIBOR plus 2% or the Alternate Base Rate (as defined in the agreement) plus 0% to the Alternative Base Rate plus 0.5% and is due in quarterly payments of various amounts through September 30, 2005. The agreement also provides for a revolving loan commitment for up to $25.0 million, which bears interest at LIBOR plus 1% to LIBOR plus 2% or the Alternate Base Rate plus 0% to the Alternative Base Rate plus 0.5% and expires September 29, 2005. As of December 31, 2001, we had outstanding term loan borrowings of $32.6 million and no borrowings on our revolving loan facility. As of December 31, 2001, the term loan and the revolving loan had an interest rate of 2.91%. We pay quarterly a commitment fee ranging from 0.30% to 0.45% on the unused revolving commitment amount. The credit facility contains financial covenants customary for this type of financing. As of December 31, 2001, we were in compliance with these financial covenants.

        Based on our current level of operations, we believe that cash generated from operations, available cash and amounts available under our senior credit facility will be adequate to meet the debt service requirements, capital expenditures and working capital needs of our current operations for at least the next 12 months. We may require additional financing if we decide to consummate additional acquisitions.

Foreign Currency Exchange Risk

        All of our sales are denominated in U.S. dollars, and as a result, we have relatively little exposure to foreign currency exchange risk with respect to sales made.

Impact of Inflation

        We believe that our results of operations are not dependent upon moderate changes in the inflation rate as we expect that we will be able to pass along component price increases to our customers.

Seasonality

        We have experienced sales fluctuations due to patterns in the capital budgeting and purchasing cycles of our customers and the end markets they serve. In particular, this effect is caused by the seasonality of the high-end computing and computer peripherals end markets. We expect to mitigate the impact of seasonality through diversification of our customer base.

Recently Issued Accounting Standards

        In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities." Statement No. 133 requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement date of those instruments at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Statement No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. Based upon the nature of the financial instruments and our hedging activities, this pronouncement requires us to reflect the fair value of our derivative instruments (interest rate swaps) on our consolidated balance sheet. Changes in fair value of these derivatives are reflected as a component of comprehensive income. We adopted Statement No. 133 effective January 1, 2001. This pronouncement did not have a material impact on our financial statements. As of December 31, 2001, we had no derivative instruments.

        In June 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. We will apply the new rules beginning in the first quarter of 2002. Also during 2002, we will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002. We have not yet fully determined what the effect of these Statements will be on our results of operations and financial position. Goodwill amortization for the year ended December 31, 2001 was approximately $3.6 million.

        In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations". This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. We do not believe the adoption of Statement 143 will have a significant impact on our consolidated financial statements.

        In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which replaces FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business", for the disposal of segments of a business. Statement 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. Statement 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. We do not believe the adoption of Statement 144 will have a significant impact on our consolidated financial statements.

BUSINESS

Overview

        TTM Technologies, Inc. provides time-critical, one-stop manufacturing services for highly complex printed circuit boards, which serve as the foundation of electronic products such as communications infrastructure equipment, industrial and medical equipment and servers. Our customers include manufacturers of these electronic products, commonly referred to as original equipment manufacturers, and the electronic manufacturing services companies which supply them. Products within the markets we serve have high levels of complexity and short life cycles as manufacturers continually develop new and increasingly sophisticated technology.

        We provide our customers with a manufacturing solution that encompasses all stages of an electronic product's life cycle. We utilize a facility specialization strategy in which we place each order in the facility best suited for the customer's particular delivery time and volume needs. These facilities use compatible technologies and manufacturing processes, allowing us to optimize our manufacturing operations and efficiently move orders among facilities. This strategy results in faster delivery times and enhanced product quality and consistency.

        Our one-stop manufacturing solution includes quick-turn and standard delivery time services:

  Quick-turn services:

  •
  Prototype production.    We manufacture prototype printed circuit boards in quantities of up to 50 boards per order with delivery times ranging from as little as 24 hours to 10 days.

  •
  Ramp-to-volume production.    Our ramp-to-volume services typically include manufacturing up to several hundred printed circuit boards per order with delivery times ranging from two to 10 days.

        For the years ended December 31, 2000 and 2001, orders with delivery requirements of 10 days or less represented 35% and 40% of our gross sales, respectively. Ten day or less orders represented a significantly higher percentage of gross sales for our Santa Ana facility, which focuses on prototype production and new customer development.

  Standard delivery time services:

  •
  Mid-volume production.    Our mid-volume production services include manufacturing up to several hundred printed circuit boards per order with delivery times ranging from three to eight weeks.

        We provide our time-to-market services primarily to customers whose products are subject to continuous technological developments and numerous product improvements. Our significant original equipment manufacturer customers include Adtran, Ciena, Compaq, General Electric, Motorola, Philips Ultrasound and Radisys. Our significant electronic manufacturing services customers include Celestica, Flextronics, Plexus, Sanmina-SCI, Solectron and Viasystems. As of December 31, 2001, we had approximately 600 customers, compared to approximately 550 customers at December 31, 2000.

Industry Background

        Printed circuit boards serve as the foundation of all complex electronic products. The printed circuit board manufacturing industry has benefited from the proliferation of electronic products in a variety of applications, ranging from consumer products, such as cellular telephones, to high-end commercial electronic products, such as communications and computer networking equipment. Printed circuit boards are manufactured from sheets of laminated material, or panels. Each panel is typically subdivided into multiple printed circuit boards, each consisting of a pattern of electrical circuitry etched from copper to provide an electrical connection between the components mounted to it.

        The electronic products manufactured by our customers have high levels of complexity and short life cycles as original equipment manufacturers continually develop new and increasingly sophisticated products. We believe these characteristics benefit printed circuit board manufacturers that can assist original equipment manufacturers in bringing a product to market faster by providing the engineering expertise, process controls and execution capability to accelerate product development and quickly proceed to volume production. We believe that the time-critical and highly complex nature of new electronic products will further increase the demand for rapid production of complex printed circuit boards.

        We see several trends for the printed circuit board manufacturing industry. These include:

        Shorter electronic product life cycles.    Continual advances in technology are shortening the life cycles of complex electronic products and reducing the period during which products are profitable, placing greater pressure on original equipment manufacturers to bring new products to market faster. Original equipment manufacturers are placing increased emphasis on the prototype stage of printed circuit board production in order to accelerate product development. In addition, the rapid adoption of innovative electronic products is heightening the need for original equipment manufacturers to minimize the time required to advance products from prototype design to product introduction. We believe these time-to-market requirements are causing original equipment manufacturers to increasingly rely on printed circuit board manufacturers who have the capability to meet the needs of compressed product life cycles.

        Increasing complexity of electronic products.    The increasing complexity of electronic products is driving technological advancements in printed circuit boards. Original equipment manufacturers are continually designing more complex and higher performance electronic products, which require printed circuit boards that can accommodate higher speeds and component densities. We believe that original equipment manufacturers are increasingly relying upon larger printed circuit board manufacturers who possess the scale and financial resources necessary to invest in advanced manufacturing process technologies and sophisticated engineering staff, often to the exclusion of smaller printed circuit board manufacturers who do not possess such technology or resources.

        Decreased reliance on multiple printed circuit board manufacturers by original equipment manufacturers.    Original equipment manufacturers have traditionally relied on multiple printed circuit board manufacturers to provide different services as an electronic product moves through its life cycle. We believe that the transfer of a product among different printed circuit board manufacturers results in increased costs and inefficiencies due to incompatible technologies and manufacturing processes and production delays. As a result, we believe that original equipment manufacturers are reducing the number of printed circuit board manufacturers which they rely on, presenting an opportunity for those who can offer one-stop manufacturing capabilities.

        Consolidation of independent printed circuit board manufacturers.    As more complex electronic products proliferate, printed circuit board manufacturers require substantial investment in advanced production facilities, engineering and manufacturing expertise and process technology. These capital and technology requirements have contributed to consolidation in the printed circuit board manufacturing industry. In 1993, the 14 largest independent printed circuit board manufacturers accounted for approximately 33% of the U.S. market. In 2000, the 13 largest independent printed circuit board manufacturers accounted for approximately 54% of the U.S. market. Each of these 13 largest independent manufacturers had net sales greater than $100 million in 2000. In addition, several printed circuit board manufacturers have been acquired by electronic manufacturing services providers. We believe this development benefits the remaining independent printed circuit board manufacturers as electronic manufacturing services providers may be less willing to purchase printed circuit boards from their vertically integrated competitors.

The TTM Solution

        We assist our customers in bringing sophisticated electronic products to market faster by offering them time-critical, one-stop manufacturing services for highly complex printed circuit boards. Key aspects of our solution include:

        Time-to-market focused services.    We deliver highly complex printed circuit boards to customers in as little as 24 hours, which allows them to rapidly develop sophisticated electronic products and quickly bring these products to market. We generated 35% and 40% of our gross sales from orders with delivery requirements of 10 days or less in 2000 and 2001, respectively. Furthermore, our one-stop manufacturing capabilities allow us to rapidly advance electronic products from the prototype stage through ramp-to-volume and mid-volume production.

        Strong process and technology expertise.    We deliver time-critical, highly complex manufacturing services through our advanced manufacturing process and technology expertise. Key elements of our process expertise include the integration of our facilities with one another through compatible technology and processes and our early adoption and continuous evaluation of new technologies to further reduce delivery times, improve quality, increase yields and decrease costs.

        Our technology expertise is evidenced by our focus on high complexity, higher layer count printed circuit boards. Approximately 57% of our gross sales in 2000, and approximately 62% of our gross sales in 2001, were from the manufacture of printed circuit boards with at least eight layers, an industry accepted measure of complexity. In addition, many of our lower layer count boards are complex as a result of the incorporation of other technologically advanced features.

        We also have advanced manufacturing processes that increase our efficiency. For example, our Burlington facility has the ability to manufacture printed circuit boards on 24 by 30 inch panels, compared to an industry standard of 18 by 24 inches. This larger panel size provides 67% more usable surface area than the industry standard which allows us to manufacture more printed circuit boards per panel resulting in increased manufacturing efficiencies.

        One-stop manufacturing solution.    We provide a one-stop manufacturing solution to our customers for each stage of an electronic product's life cycle by placing each order in the facility best suited for the customer's particular delivery time and volume needs. Our range of services enable us to capture mid-volume production from our quick-turn customers and quick-turn production of products from our mid-volume customers.

Strategy

        Our goal is to be the leading provider of time-critical, one-stop manufacturing services for highly complex printed circuit boards. Key aspects of our strategy include:

        Using our quick-turn capabilities to target customers in high-growth markets.    Our time-to-market philosophy is a strong complement to the rapid introduction and short product life cycle of advanced electronic products. We currently focus our marketing efforts on original equipment manufacturers and electronic manufacturing services providers in high-growth markets. In 2001, we significantly expanded our sales force from 48 at December 31, 2000 to 85 at December 31, 2001. Most of our sales force is comprised of commission-based, independent sales representatives.

        Aggressively managing our manufacturing capacity to maximize profitability.    In response to decreased product demand, we have adjusted our head count and manufacturing capacity to maximize profitability while continuing to meet the demands of our new and existing customers.

        Capitalizing on our one-stop manufacturing solution.    Our quick-turn capabilities allow us to establish relationships with original equipment manufacturers and electronic manufacturing services providers early in a product's life cycle and often give us an advantage in securing a preferred vendor status for subsequent mid-volume production opportunities. We also seek to gain quick-turn business from our existing mid-volume customers.

        Continuing to improve our technological capabilities and process management systems. We are consistently among the earliest adopters of new developments in printed circuit board manufacturing processes and technology. We continuously evaluate new processes and technology to further reduce our delivery times, improve quality, increase yields and decrease costs. We will continue to pursue our facility specialization strategy and deploy manufacturing processes and technology suited for each customer's delivery time and volume requirements. In addition, we will continue to develop and implement manufacturing processes and technology that allow our facilities to remain fully integrated.

        Pursuing complementary acquisition opportunities.    We consider strategic acquisitions of companies and technologies that may enhance our competitive position by strengthening our service offering and expanding our customer base. For example, our July 1999 acquisition of Power Circuits provided us with significant quick-turn manufacturing capabilities and diversified our customer base and end-markets.

Services

        We provide our customers with an integrated manufacturing solution that encompasses all stages of an electronic product's life cycle from prototype through ramp-to-volume and mid-volume production. We offer quick-turn and standard time delivery services, including the following:

        Prototype production.    We provide prototype services primarily at our facility in Santa Ana, California, where we serve customers that require limited quantities of printed circuit boards. A typical order size is up to 50 printed circuit boards with delivery times ranging from as little as 24 hours to 10 days. We believe the ability to meet our customers' prototype demands strengthens our long-term relationships and gives us an advantage in securing a preferred vendor status when customers begin ramp-to-volume and mid-volume production. Our Santa Ana facility is available seven days per week and 24 hours per day to be able to respond quickly to customer orders. We also provide prototype production as a secondary use of our Redmond facility.

        Ramp-to-volume production.    We provide ramp-to-volume services primarily at our facility in Redmond, Washington. Our ramp-to-volume service typically includes the manufacture of up to several hundred printed circuit boards per order with delivery times ranging from two to 10 days. We provide our customers with ramp-to-volume services to transition a product from prototype to mid-volume production or as a temporary solution for unforeseen manufacturing issues or customer demands. Our Redmond facility is available seven days per week and 24 hours per day to be able to respond quickly to customer orders. We also provide ramp-to-volume production as secondary uses of our Santa Ana and Burlington facilities.

        Mid-volume production.    We provide mid-volume production primarily at our facility in Burlington, Washington, where we manufacture printed circuit boards for use in the commercial production phase. Our mid-volume production service targets higher complexity printed circuit boards and manufactures up to several hundred printed circuit boards per order with delivery times typically ranging from three to eight weeks. Our mid-volume production services complement our prototype and ramp-to-volume production and allow us to offer customers one-stop manufacturing capabilities. We also provide mid-volume production as a secondary use of our Redmond facility.

Technology

        The market for our products is characterized by rapidly evolving technology. In recent years, the trend in the electronic products industry has been to increase the speed, complexity and performance of components while reducing their size. Although none of our technology is proprietary to us, we believe our technological capabilities allow us to address the needs of manufacturers who need to bring complicated electronic products to market faster. Our printed circuit boards serve as the foundation of electronic products such as communications infrastructure equipment, industrial and medical equipment and servers.

        To manufacture printed circuit boards, we generally receive circuit designs directly from our customers in the form of computer data files, which we review to ensure data accuracy and product manufacturability. Processing these computer files with computer aided design technology, we generate images of the circuit patterns that we then physically develop on individual layers using advanced photographic processes. Through a variety of plating and etching processes, we selectively add and remove conductive materials to form horizontal layers of thin circuits called traces, which are separated by insulating material. A finished multilayer circuit board laminates together a number of layers of circuitry, using intense heat and pressure under vacuum. Vertical connections between layers are achieved by plating through small holes called vias. Vias are made by highly specialized drilling equipment capable of achieving extremely fine tolerances with high accuracy. We specialize in high layer printed circuit boards with extremely fine geometries and tolerances. Because of the tolerances involved, we use clean rooms in certain manufacturing processes where tiny particles might otherwise create defects on the circuit patterns, and use automated optical inspection systems to ensure consistent quality.

        We believe the highly specialized equipment we use is among the most advanced in our industry. We provide a number of advanced technologies, including:

  •
  24+ layer printed circuit boards.  Manufacturing printed circuit boards with higher numbers of layers is more difficult to accomplish due to the greater number of processes required. We reliably manufacture printed circuit boards with more than 24 layers in a time critical manner.

  •
  Blind and buried vias.  Vias are drilled holes which provide electrical connectivity between layers of circuitry in a printed circuit board. They typically extend all the way through the circuit board, providing connections to external features. As the demand for wiring density in a circuit board increases, vias may block channels that are needed for circuitry. As an alternative to the difficult task of adding more layers, blind and buried via technology is employed. Blind vias connect the surface layer of the printed circuit board to the nearest inner layer. Buried vias are holes that do not reach either surface of the printed circuit board but allow inner layers to be interconnected. Since blind and buried vias only extend through the layers of the printed circuit board in which they are required, more space is available on unpierced layers. Products with blind and buried vias can be made thinner, smaller, lighter and with more functionality than products with traditional vias.

  •
  Fine line traces and spaces.  Traces are the connecting copper lines between the different components of the printed circuit board and spaces are the distances between traces. The smaller the traces and tighter the spaces, the higher the density on the printed circuit board and the greater the expertise required to achieve a desired final yield on an order. We are able to provide .003 inch traces and spaces.

  •
  High aspect ratios.  The aspect ratio is the ratio between the thickness of the printed circuit board to the diameter of a drilled hole. The higher the ratio, the greater the difficulty to reliably form, electroplate and finish all the holes on a printed circuit board. We are able to provide aspect ratios of up to 15:1.

  •
  24 by 30 inch panels.  Our Burlington facility is configured for mid-volume production of printed circuit boards based on a 24 by 30 inch panel size, compared to an industry standard panel size of 18 by 24 inches. This larger panel size provides 67% more usable surface area than the industry standard which allows us to manufacture more printed circuit boards per panel resulting in increased manufacturing efficiencies.

  •
  Thin core processing.  A core is the basic inner-layer building block material from which printed circuit boards are constructed. A core consists of a flat sheet of material comprised of glass-reinforced resin with copper foil on either side. The thickness of inner-layer cores is determined by the overall thickness of the printed circuit board and the number of layers required. The demand for thinner cores derives from requirements of thinner printed circuit boards, higher layer counts and various electrical parameters. Core thickness in our printed circuit boards range from as little as 0.002 inches up to 0.062 inches. By comparison, the average human hair is 0.004 inches in diameter.

  •
  Sequential lamination.  When using blind and/or buried via technology in a multilayer printed circuit board, we often incorporate sequential lamination manufacturing processes. Sequential lamination uses a multiple construction approach that generally increases the complexity of manufacturing due to an increase in the number of production steps. We use sequential lamination when there is a requirement for multiple sets of laminated, drilled and plated via assemblies.

  •
  Microvias.  Microvias are small vias with diameters generally between 0.001 inches and 0.005 inches after plating. These very small vias consume much less space on the layers they interconnect, thereby providing for greater wiring densities and closer spacing of components and their attachment pads. The fabrication of printed circuit boards with microvias requires specialized equipment, such as laser drills, and highly developed process knowledge. Applications such as handheld wireless devices employ microvias to obtain a higher degree of functionality from a given surface area.

  •
  Micro ball grid array/Chip-on-board features.  A ball grid array is a method of mounting an integrated circuit or other component to a printed circuit board. Rather than using pins, also called leads, the component is attached with small balls of solder at each contact. This array method allows for greater input/output density and requires printed circuit boards with higher layer counts and tighter lines and spaces. A micro ball grid array is an array structure where the distance between component pads is 0.031 inches or less. A chip-on-board device is a component mounted with pins where the distance between component pads is 0.016 inches or less.

  •
  Up to 25,000 test points per printed circuit board.  Each component lead or attachment point of a printed circuit board corresponds to an electrical test point. Given the high costs of assembling printed circuit boards with multiple components, it is essential that a complete electrical test against the design intent be performed at the bare board level to ensure that all the components are working correctly. The standard metrics for assessing test capability are test equipment size and test point density, which in combination determine the testability of a product. We have the ability to manufacture printed circuit boards with over 25,000 test points per board.

  •
  Differential impedance.  Some highly complex printed circuit boards require that the electric signals transmitted through traces be highly controlled within specific areas of the board. Our differential impedance technology regulates signals between traces and provides the means to accurately produce printed circuit boards to these requirements.

Customers and Markets

        Our customers include both original equipment manufacturers and electronic manufacturing services providers that primarily serve the networking/communications, industrial/medical and high-end computing segments of the electronics industry. We measure customers as those companies that placed at least two orders in the preceding 12-month period. As of December 31, 2000, we had approximately 550 customers, and as of December 31, 2001 we had approximately 600 customers.

        Our significant customers include:

Networking/communications Adtran Ciena Lucent Industrial/medical Advanced Input Devices Agilent Technologies Diversified Technology General Electric Kofax Image Products Philips Ultrasound

High-end computing
Compaq, including Compaq-
    directed electronic
    manufacturing services
    providers
Radisys
 Electronic manufacturing
services providers
Celestica
Flextronics
Plexus
Sanmina-SCI
Solectron
	Viasystems	Computer peripherals Dataram Electronics for Imaging Matrox Electronics Micron Technology Other original equipment manufacturers Matsushita Handheld/cellular ADC Motorola

        The following table shows the percentage of our net sales in each of the principal end markets we served for the periods indicated:

End Markets(1)	Pro Forma 1999(2)	2000	2001
Networking/communications	25.4%	34.3%	33.6%
Industrial/medical	20.6	18.8	27.3
High-end computing	21.5	26.9	20.4
Computer peripherals	23.3	11.6	10.0
Handheld/cellular	4.7	4.6	3.8
Other	4.5	3.8	4.9

Total	100.0%	100.0%	100.0%

(1)
Sales to electronic manufacturing services providers are classified by the end markets of their customers.

(2)
Assumes that we acquired Power Circuits on January 1, 1999.

        Sales to our two largest customers, Solectron and Compaq, including Compaq-directed electronic manufacturing services providers, accounted for 17.1% and 13.3% of our 2000 net sales and 11.1% and 9.4% of our 2001 net sales. Sales to our 10 top customers accounted for 52.4% of our net sales in 2000 and 46.1% of our net sales in 2001.

        In 2001, approximately 94% of our net sales were in the United States, 3% in China, 1% in Canada, and the remainder primarily in other European and Asian countries.

Sales and Marketing

        Our marketing strategy focuses on establishing long-term relationships with our customers' engineering staff and new product introduction personnel early in the product development phase. As the product moves from the prototype stage through ramp-to-volume and volume production, we shift our focus to the procurement department within the customer to be able to capture sales at each stage of the product's life cycle.

        Our staff of engineers, sales support and managers support our sales representatives in advising customers with respect to manufacturing feasibility, design review and technology limits through direct customer communication, e-mail and customer visits. We combine our sales efforts with customer service at each facility to better serve our customers. In order to establish individual salesperson accountability for each client, each customer is assigned one salesperson for all services across all facilities.

        We market our services through a sales force consisting of direct and independent sales representatives. In 2001, we significantly expanded our sales force from 48 at December 31, 2000 to 85 at December 31, 2001. Most of our sales force is comprised of commission-based, independent sales representatives. We believe there are significant opportunities for us to increase our penetration throughout the United States through this sales force expansion.

Facilities

        Our principal manufacturing facilities are as follows:

Location	Square Feet	Primary Use	Secondary Use
Santa Ana, CA	76,200	Prototype	Ramp-to-volume
Redmond, WA	56,000	Ramp-to-volume	Mid-volume and Prototype
Burlington, WA	76,000	Mid-volume	Ramp-to-volume

        We own all of our facilities. While we own our facility in Burlington, we operate it under a land lease that expires in July 2025.

        We believe our facilities are currently adequate for our operating needs. We are qualified under various standards, including UL (Underwriters Laboratories) approval for electronics. In addition, all of our facilities are ISO 9002 certified. These certifications require that we meet standards related to management, production and quality control, among others.

        Our facilities are subject to mortgages under our senior credit facility. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements contained elsewhere in this prospectus, including the documents incorporated herein by reference.

Suppliers

        The primary raw materials that we use in production include copper-clad layers of fiberglass of varying thickness impregnated with bonding materials, chemical solutions such as copper and gold for plating operations, photographic film, carbide drill bits and plastic for testing fixtures.

        We use just-in-time procurement practices to maintain our raw materials inventory at low levels and work closely with our suppliers to obtain technologically advanced raw materials. Although we have preferred suppliers for some raw materials, the materials we use are generally readily available in the open market and numerous other potential suppliers exist. In addition, we periodically seek alternative supply sources to ensure that we are receiving competitive pricing and service. Adequate amounts of all raw materials have been available in the past and we believe this availability will continue in the foreseeable future.

Competition

        The printed circuit board industry is highly fragmented and characterized by intense competition. Our principal domestic competitors include: DDi, Merix, the Multek subsidiary of Flextronics, Sanmina-SCI and Tyco.

        We believe we compete favorably on the following competitive factors:

  •
  capability and flexibility to produce customized complex products;

  •
  ability to offer time-to-market capabilities;

  •
  ability to offer one-stop manufacturing capabilities;

  •
  consistently high-quality product; and

  •
  outstanding customer service.

        In addition, we believe our continuous evaluation and early adoption of new or revised manufacturing and production technologies also gives us a competitive advantage. We believe that manufacturers like us who have the ability to manufacture printed circuit boards using advanced technologies such as blind and buried vias, larger panel size, sequential lamination and smaller traces and spaces have a competitive advantage over manufacturers who do not possess these technological capabilities. We believe these advanced manufacturing and production technologies are increasingly replacing and making obsolete older technologies that do not provide the same benefits. Our future success will depend in large part on whether we are able to maintain and enhance our manufacturing capabilities as new manufacturing and production technologies gain market share.

        Some of our competitors enjoy substantial competitive advantages, including:

  •
  greater financial and manufacturing resources that can be devoted to the development, production and sale of their products;

  •
  more established and broader sales and marketing channels;

  •
  more manufacturing facilities worldwide, some of which are closer in proximity to our customers;

  •
  manufacturing facilities which are located in countries with lower production costs; and

  •
  greater name recognition.

Backlog

        Although we obtain firm purchase orders from our customers, our customers typically do not make firm orders for delivery of products more than 30 to 60 days in advance. We do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales since orders may be rescheduled or canceled.

Governmental Regulation

        Our operations are subject to federal, state and local regulatory requirements relating to environmental compliance and site cleanups, waste management and health and safety matters. In particular, we are subject to regulations promulgated by:

  •
  the Occupational Safety and Health Administration pertaining to health and safety in the workplace;

  •
  the Environmental Protection Agency pertaining to the use, storage, discharge and disposal of hazardous chemicals used in the manufacturing processes; and

  •
  corresponding state agencies.

        To date, the costs of compliance and environmental remediation have not been material to us. Nevertheless, additional or modified requirements may be imposed in the future. If such additional or modified requirements are imposed on us, or if conditions requiring remediation were found to exist, we may be required to incur substantial additional expenditures.

Employees

        As of December 31, 2001, we had 862 employees, none of whom are represented by unions. Of these employees, 794 were involved in manufacturing and engineering, 36 worked in sales and marketing and 32 worked in accounting, systems and other support capacities. We have not experienced any labor problems resulting in a work stoppage and believe that we have good relations with our employees.

Legal Proceedings

        From time to time we may become a party to various legal proceedings arising in the ordinary course of our business. We were recently advised that we have been added as a defendant in a patent infringement lawsuit filed in the U.S. District Court for the District of Arizona by Lemelson Medical, Education and Research Foundation, Limited Partnership. The suit alleges that we have infringed certain "machine vision" and other patents owned by the plaintiff and seeks injunctive relief, damages for the alleged infringements and payment of the plaintiff's attorneys' fees. Although the ultimate outcome of this matter is not currently determinable, we believe we have meritorious defenses to these allegations and, based in part on the licensing terms offered by the Lemelson Partnership, do not expect this litigation to materially impact our business, results of operations or financial condition. However, there can be no assurance that the ultimate resolution of this matter will not have a material adverse effect on our results of operations for any quarter. Furthermore, there can be no assurance that we will prevail in any such litigation.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth our directors and executive officers, their ages as of February 4, 2002, and the positions currently held by each person:

Name	Age	Position
Kenton K. Alder	52	Chief Executive Officer, President and Director
Jeffrey W. Goettman	42	Chairman and Director
Michael E. Moran	38	Vice Chairman and Director
Kenneth L. Shirley	49	Chief Operating Officer and Director
Stacey M. Peterson	38	Chief Financial Officer and Secretary
O. Clay Swain	38	Vice President, Sales and Marketing
Richard T. Garagliano	49	Vice President of Operations, Redmond Division
Shane S. Whiteside	36	Vice President of Operations, Santa Ana Division
Douglas P. McCormick	33	Director
Philip M. Carpenter III	30	Director
John G. Mayer	51	Director
James K. Bass	45	Director
Richard P. Beck	68	Director

        Kenton K. Alder has served as our Chief Executive Officer, President and Director since March 1999. From January 1997 to July 1998, Mr. Alder served as Vice President of Tyco Printed Circuit Group Inc., a printed circuit board manufacturer. Prior to that time, Mr. Alder served as President and Chief Executive Officer of ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company, from December 1994 to December 1996. From January 1987 to November 1994, Mr. Alder served as President of Lundahl Astro Circuits Inc., a predecessor company to ElectroStar. Mr. Alder holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting from Utah State University.

        Jeffrey W. Goettman has served as our Chairman and Director since January 1999. Mr. Goettman has been a Managing Partner of Thayer Capital Partners, a private equity investment company, since April 2001. Mr. Goettman joined Thayer Capital Partners in February 1998. Prior to that time, Mr. Goettman served as a Managing Director and founder of the electronic manufacturing services group at Robertson Stephens & Co. Inc., an investment bank, from February 1994 to February 1998. In addition, Mr. Goettman has been a Director of EFTC Corporation, a publicly held electronics manufacturing services company, since March 2000. Mr. Goettman holds a Bachelor of Science from Duke University and a Master of Business Administration from the Stanford University Graduate School of Business.

        Michael E. Moran has served as our Director since January 1999 and our Vice Chairman since June 1999. Mr. Moran has been a Managing Partner of Brockway Moran & Partners, Inc., a private equity investment firm, since September 2000. Mr. Moran was a founding partner of Brockway Moran & Partners, Inc. in January 1998. Mr. Moran served as a Senior Vice President at Trivest, Inc., a private equity investment firm, from 1994 to 1998. Mr. Moran previously served on the board of directors of ElectroStar, Inc., a publicly held printed circuit board manufacturing company that was sold to Tyco International in January 1997. Mr. Moran holds a Bachelor of Science in Business Administration from Drake University and a Master of Business Administration from DePaul University.

        Kenneth L. Shirley has served as our Director since July 2001. Pursuant to a consulting arrangement, Mr. Shirley serves as our Chief Operating Officer. From 1996 to December 2000, Mr. Shirley served as Co-President of Advanced Quick Circuits, L.P., a privately held high technology printed circuit board manufacturer. Mr. Shirley previously served as an executive level Vice President of Manufacturing and Technology at the Richmond, Virginia printed circuit board operation of Lucent Technologies from 1994 to 1996. Prior to that time, Mr. Shirley was a General Manager of the Oswego, New York high technology printed circuit board operation of HADCO Corporation from 1987 to 1994. Mr. Shirley successfully completed General Electric's two-year Manufacturing Management Program in 1979.

        Stacey M. Peterson has served as our Chief Financial Officer since February 2000. From May 1998 to February 2000, Ms. Peterson served as Business Manager, ARCO Products Company at Atlantic Richfield Company, an oil and gas company. Prior to that time, Ms. Peterson served as Chief Financial Officer, from July 1996 to May 1998, and Controller, from November 1995 to July 1996, of the PayPoint Business Unit of Atlantic Richfield Company. From August 1993 to November 1995, Ms. Peterson served as Financial Advisor, Corporate Finance at Atlantic Richfield Company. Ms. Peterson holds a Bachelor of Science in Applied Economics and Business Management from Cornell University and a Master of Business Administration from the University of Pennsylvania, the Wharton School.

        O. Clay Swain has served as our Vice President, Sales and Marketing since September 2001, having served as our Vice President, Sales since June 2000 and as our National Sales Manager from March 2000. From July 1999 to February 2000, Mr. Swain served as General Manager of Tyco Printed Circuit Group, Logan Division, a publicly held printed circuit board manufacturing company. From January 1997 to June 1999, Mr. Swain served as Director of Sales of Tyco Printed Circuit Group. From December 1994 to December 1996, Mr. Swain served as National Sales Manager of ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company. Mr. Swain holds a Bachelor of Science and a Master in Business Administration from Utah State University.

        Richard T. Garagliano has served as our Vice President of Operations, Redmond division since December 2000. Prior to joining us, Mr. Garagliano was with Multek, a quick-turn, printed circuit board manufacturer, from 1991 to December 2000, serving most recently as Director of Operations for Multek's Austin, Texas facility. Mr. Garagliano holds a Bachelor of Science in Chemical Engineering from Worcester Polytechnic Institute.

        Shane S. Whiteside has served as our Vice President of Operations, Santa Ana division since January 2001, having previously served as our Director of Operations—Santa Ana division from July 1999 to December 2000. From March 1998 to June 1999, Mr. Whiteside was the Director of Operations of Power Circuits. Prior to joining Power Circuits, Mr. Whiteside was Product Manager for Technica USA from December 1996 to March 1998 and a Technical Sales Representative from September 1993 to December 1996. Mr. Whiteside holds a Bachelor of Arts in Economics from the University of California, Irvine.

        Douglas P. McCormick has served as our Director since September 1999. Mr. McCormick has been a Managing Director at Thayer Capital Partners, a private equity investment company, since January 2001 and was a Vice President and Principal of that company since January 1999. Prior to that time, Mr. McCormick served as an associate at Morgan Stanley & Co. Incorporated, an investment bank, from June 1997 to January 1999. In addition, Mr. McCormick has been a Director of EFTC Corporation, a publicly held independent provider of high mix manufacturing services, since August 2000. From September 1995 to June 1997, Mr. McCormick attended Harvard Business School. Mr. McCormick holds a Bachelor of Science in Economics from the United States Military Academy and a Master of Business Administration from Harvard Business School.

        Philip M. Carpenter III has served as our Director since September 1999. Mr. Carpenter has been a Principal of Brockway Moran & Partners, Inc., a private equity investment firm, since April 2001 and was a Vice President of that company since September 1998. From August 1996 to September 1998, Mr. Carpenter was an Associate at Trivest, Inc., a private equity investment firm. Prior to that time, Mr. Carpenter was a Financial Analyst at Bear, Stearns & Co. Inc., an investment bank, from

August 1994 to June 1996. Mr. Carpenter holds a Bachelor of Science in Accounting from the State University of New York at Binghamton.

        John G. Mayer has served as our Director since September 2000. Mr. Mayer is presently retired. From January 1997 to November 1999, Mr. Mayer served as Vice President of Tyco Printed Circuit Group, Inc., a printed circuit board manufacturer. Mr. Mayer served as Chief Operating Officer of ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company, from December 1994 to December 1996. From April 1986 to November 1994, Mr. Mayer served as President of ElectroEtch Circuits, Inc., a predecessor company to ElectroStar. Mr. Mayer holds a Bachelor of Arts in History, the Arts and Letters from Yale University and a Juris Doctor from UCLA School of Law.

        James K. Bass has served as our Director since September 2000. Mr. Bass has been the Chief Executive Officer and a Director of EFTC Corporation, a publicly held independent provider of high mix electronic manufacturing services, since July 2000. From 1996 to July 2000, Mr. Bass was a Senior Vice President of Sony Corporation. Prior to that, Mr. Bass spent 15 years in various manufacturing management positions at the aerospace group of General Electric Corporation. Mr. Bass holds a B.S.M.E. from Ohio State University.

        Richard P. Beck has served as our Director since February 2001. Mr. Beck is presently retired. From February 1998 to November 2001, Mr Beck served as Senior Vice President and Chief Financial Officer of Advanced Energy Industries, a publicly traded manufacturer of power conversion systems and integrated technology solutions, and continues to serve as a Director of that company. From March 1992 until February 1998, Mr. Beck served as Advanced Energy's Vice President and Chief Financial Officer. From November 1987 to March 1992, Mr. Beck served as Executive Vice President and Chief Financial Officer for Cimage Corporation, a computer software company. Mr. Beck is also Chairman of the Board, is chairman of the audit committee and serves on the compensation committee, of Applied Films Corporation, a publicly held manufacturer of flat panel display equipment. He is also a Director of Photon Dynamics, Inc. a publicly held manufacturer of flat plan display test equipment and serves on its audit committee. Mr. Beck holds a Bachelor of Science in Accounting and Finance and a Master of Business Administration from Babson College.

RELATED PARTY TRANSACTIONS

        All related party transactions, other than compensation, stock options pursuant to our benefits plans and other benefits available to employees generally, including any loans from us to our officers, directors, principal shareholders or affiliates, are approved by a majority of our board of directors, including a majority of our independent and disinterested directors. If required by law, these future transactions will be approved by a majority of the disinterested shareholders. These transactions are on terms no less favorable to us than we could obtain from unaffiliated third parties.

Persons or Entities Related to our Directors

        Four of our directors are affiliated with entities that control Circuit Holdings, our largest shareholder. Jeffrey W. Goettman, a director of TTM, is also a Managing Partner of Thayer Capital Partners. Douglas P. McCormick, a director of TTM, is also a Managing Director of Thayer Capital Partners. Thayer Capital Partners is affiliated with one of our shareholders, Thayer Equity Investors III, L.P., which also owns approximately 31% of Circuit Holdings, and with another of our shareholders, Thayer Equity Investors IV, L.P., which also owns approximately 28% of Circuit Holdings. Thayer Capital Partners is also affiliated with another of our shareholders, TC Circuits, L.L.C., which also owns approximately 1% of Circuit Holdings. Michael E. Moran, another director of TTM, is a Managing Partner of Brockway Moran & Partners, Inc. Philip M. Carpenter III, a director of TTM, is also a Principal of Brockway Moran & Partners, Inc. Brockway Moran & Partners, Inc. controls another of our shareholders, Brockway Moran & Partners Fund, L.P., which also owns approximately 40% of Circuit Holdings.

Management Agreement and Financial Advisory Fee

        Upon consummation of our initial public offering, we entered into an amended, restated and consolidated management agreement with T.C. Management, L.L.C., T.C. Management IV, L.L.C. and Brockway & Moran Partners Management, L.P.. The agreement provides that, in consideration for the value of the financial advisory services rendered by the entities in connection with certain capital raising transactions, we will pay a financial advisory fee equal to 1.5% of the first $50 million of the proceeds or value of any transaction with respect to which the three entities render financial advisory services to us, and 1% of any amount of proceeds or value in excess of $50 million. The agreement further provides that our obligation to pay financial advisory fees will terminate if, immediately prior to the closing of any transaction in respect of which these three entities render financial advisory services, these entities and their affiliates, on a combined basis, own less than 25% of our outstanding voting equity securities. Upon consummation of this offering, based upon estimated gross proceeds to us of approximately $17.2 million, we expect to pay financial advisory fees totaling approximately $260,000 pursuant to the management agreement.

        We believe this arrangement is on terms no less favorable to us than we could have obtained from third parties.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of December 31, 2001, as adjusted to reflect the sale of common stock in this offering by:

  •
  each shareholder known to us to own beneficially more than 5% of our common stock;

  •
  each selling shareholder;

  •
  each of the named executive officers;

  •
  each director of our company; and

  •
  all directors and executive officers as a group.

	Shares Beneficially Owned Prior to the Offering(2)			Shares Beneficially Owned After the Offering(2)
Name and Address(1)			Number of Shares Being Offered(3)
	Number	Percent		Number	Percent
5% and Selling Shareholders:
Circuit Holdings LLC(3)(4) 1455 Pennsylvania Ave. NW Suite 350 Washington, DC 22004	19,000,000	50.5%	3,347,269	15,652,731	39.5%
Thayer Capital Partners entities(3)(5) 1455 Pennsylvania Ave. NW Suite 350 Washington, DC 22004	22,159,632	58.9	3,903,907	18,255,725	46.0
Brockway Moran & Partners Fund, L.P.(3)(6) 225 NE Mizner Blvd. 7th Floor Boca Raton, FL 33432	2,106,422	5.6	371,093	1,735,329	4.4
Named Executive Officers and Directors:
Kenton K. Alder(3)(7)	358,117	*	—	358,117		*
Jeffrey W. Goettman(8)	20,459,613	54.4	—	16,855,201	42.5
Michael E. Moran(9)	2,106,422	5.6	—	1,735,329	4.4
Stacey M. Peterson(3)(10)	55,393	*	—	55,393		*
O. Clay Swain(3)(11)	40,874	*	—	40,874		*
Richard T. Garagliano(3)(12)	2,000	*	—	2,000		*
Shane S. Whiteside(3)(13)	55,186	*	—	55,186		*
James K. Bass(14)	4,000	*	—	4,000		*
Richard P. Beck(15)	4,000	*	—	4,000		*
Philip M. Carpenter III(9)	2,106,422	5.6	—	1,735,329	4.4
John G. Mayer(16)	4,000	*	—	4,000		*
Douglas P. McCormick(8)	20,459,613	54.4	—	16,855,201	42.5
Kenneth L. Shirley	1,600	*	—	1,600		*
All named executive officers and directors as a group (13 persons)(17)	23,091,205	61.3%	—	19,115,700	47.7%

*
Represents beneficial ownership of less than 1%.

(1)
Except as otherwise indicated, the address of each person listed on the table is 17550 N.E. 67th Court, Redmond, WA 98052.

(2)
We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included the shares of common stock subject to options and warrants held by that person that are currently exercisable or will become exercisable within 60 days after December 31, 2001, but we have not included those shares for purposes of computing percentage ownership of any other person. We have assumed unless otherwise indicated that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Beneficial ownership is based on 37,642,357 shares of our common stock outstanding as of December 31, 2001 and 39,667,357 shares of common stock outstanding after completion of this offering, assuming no exercise of the underwriters' over-allotment option.

(3)
The table above does not give effect to the sale of additional shares if the underwriters' over-allotment option is exercised. If the underwriters' over-allotment option is exercised in full, the following shareholders will sell up to the following number of additional shares:

Brockway Moran & Partners Fund, L.P.	925,456
Kenton K. Alder	17,500
O. Clay Swain	2,044

Total	945,000

(4)
Circuit Holdings LLC is owned by these entities as follows:

Thayer Equity Investors III, L.P.	31%
Thayer Equity Investors IV, L.P.	28
TC Circuits, L.L.C.	1
Brockway Moran & Partners Fund, L.P.	40

Total	100%

(5)
Represents shares held by each of Thayer Equity Investors III, L.P., Thayer Equity Investors IV, L.P. and TC Circuits L.L.C., together with the shares held directly by Circuit Holdings. The Thayer Capital Partners entities are affiliates and are deemed to beneficially own all of the shares that are directly owned by Circuit Holdings.

  Thayer Equity Investors III, L.P. and TC Circuits L.L.C. are each controlled by limited liability companies the managing members of which are Frederick Malek, Carl Rickertsen and Paul Stern.

  Thayer Equity Investors IV, L.P. is controlled by a limited liability company the managing members of which are Frederick Malek and Carl Rickertsen.

  Mr. Goettman, one of our directors, is a Managing Director of each of the limited liability companies that control Thayer Equity Investors III, L.P. and Thayer Equity Investors IV, L.P. Mr. McCormick, one of our directors, is a Vice President of the limited liability company that controls Thayer Equity Investors IV, L.P.

  As more fully described elsewhere in this prospectus, including the documents incorporated herein by reference, in exchange for certain management and consulting services we paid in aggregate of $12,500 of fees in 1998, $439,402 in 1999 and $4,150,000 in 2000, 60% of which was paid to T.C. Management, LLC and T.C. Management Partners IV, L.L.C. (affiliates of Thayer Capital Partners) and 40% of which was paid to Brockway Moran & Partners Management, L.P. (an affiliate of Brockway Moran & Partners). See footnote (6).

(6)
Brockway Moran & Partners Fund, L.P. is controlled by Brockway Moran & Partners, Inc. Peter C. Brockway, Michael E. Moran and H. Randall Litten are the only shareholders of Brockway Moran & Partners, Inc., and none of these persons owns a majority interest in Brockway Moran & Partners, Inc. Mr. Moran, one of our directors, is a Managing Partner of Brockway Moran & Partners, Inc. Mr. Carpenter, one of our directors, is a Principal of Brockway Moran & Partners, Inc.

(7)
Includes 1,500 shares held by Mr. Alder's children and 214,617 shares issuable upon exercise of options within 60 days of December 31, 2001.

(8)
Includes 20,459,613 shares beneficially owned by the Thayer Capital Partners entities. See footnote 5. Messrs. Goettman and McCormick each disclaim beneficial ownership of the shares held by the Thayer Capital Partners entities, except to the extent of their pecuniary interests.

(9)
Includes 2,106,422 shares beneficially owned by Brockway Moran & Partners Fund, L.P. Messrs. Moran and Carpenter each disclaim beneficial ownership of the shares held by Brockway Moran & Partners Fund, L.P., except to the extent of their pecuniary interests.

(10)
Includes 52,893 shares issuable upon exercise of options within 60 days of December 31, 2001.

(11)
Includes 39,874 shares issuable upon exercise of options within 60 days of December 31, 2001.

(12)
Reflects 2,000 shares issuable upon exercise of options within 60 days of December 31, 2001.

(13)
Reflects 55,186 shares issuable upon exercise of options within 60 days of December 31, 2001.

(14)
Reflects 4,000 shares issuable upon exercise of options within 60 days of December 31, 2001.

(15)
Reflects 4,000 shares issuable upon exercise of options within 60 days of December 31, 2001.

(16)
Reflects 4,000 shares issuable upon exercise of options within 60 days of December 31, 2001.

(17)
Includes 376,570 shares issuable upon exercise of options within 60 days of December 31, 2001.

UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a general discussion of the principal United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a Non-U.S. Holder. As used in this prospectus, the term "Non-U.S. Holder" is a person who holds our common stock other than:

  •
  a citizen or resident of the United States,

  •
  a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States,

  •
  an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or

  •
  a trust subject to the primary supervision of a United States court and the control of one or more United States persons, or a trust (other than a wholly owned grantor trust) that was treated as a domestic trust despite not meeting the requirements described above.

        This discussion does not consider:

  •
  state, local or foreign tax consequences,

  •
  specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position in light of their particular circumstances,

  •
  the tax consequences for the shareholders or beneficiaries of a Non-U.S. Holder,

  •
  special tax rules that may apply to certain Non-U.S. Holders, including without limitation, partnerships, banks, insurance companies, dealers in securities and traders in securities, or

  •
  special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction."

        The following discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended, also known as the Code, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion assumes that our common stock is held as a capital asset. The following summary is for general information. Accordingly, each Non-U.S. Holder should consult a tax advisor regarding the United States federal, state, local and foreign income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that dividends are paid on shares of our common stock, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, known as "United States trade or business income", are generally subject to United States federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate United States Internal Revenue Service form with the payor. Any United States trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

        Dividends paid to a Non-U.S. Holder of our common stock who clams the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of United States withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the United States Internal Revenue Services.

Gain on Disposition of Common Stock.

        A Non-U.S. Holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of our common stock unless:

  •
  the gain is United States trade or business income, in which case the branch profits tax described above may apply to a corporate Non-U.S. Holder,

  •
  the Non-U.S. Holder is an individual who holds our common stock as a capital asset within the meaning of Section 1221 of the Code, is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements,

  •
  the Non-U.S. Holder is subject to tax pursuant to the provisions of the United States tax law applicable to certain United States expatriates, or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the period that the Non-U.S. Holder held our common stock.

        Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "United States real property interests," such as interest in real property located in the United States or the Virgin islands, and certain interests in other United States real property holding corporations, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we have never been, are not currently and are not likely to become a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

        We must report annually to the United States Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

        Under certain circumstances, United States Treasury Regulations require information reporting and backup withholding on certain payments on our common stock. For example, a Non-U.S. Holder of our common stock that fails to certify its Non-U.S. holder status in accordance with applicable United States Treasury Regulations may be subject to backup withholding. For 2002, the backup withholding rate is 30%. Pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001, the backup withholding rate will gradually be reduced each year until 2006, when the backup withholding rate will be 28%.

        The payment of the proceeds of the disposition of our common stock by a holder to or through the United States office of a broker generally will be subject to information reporting and backup withholding unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of our common stock to or through a foreign office of a foreign broker will not be subject to backup withholding or information reporting unless the foreign broker is a "United States related person." In the case of the payment of proceeds from the disposition of our common stock by or through a foreign office of a broker that is a United States person or a "United States related person," information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its foreign status or the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "United States related person" is:

  •
  a "controlled foreign corporation" for United States federal income tax purposes,

  •
  a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United State trade or business,

  •
  a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by United States persons, or (B) the partnership is engaged in a United States trade or business, or

  •
  certain U.S. branches of foreign banks or insurance companies.

        Backup withholding may apply to the payment of disposition proceeds by or through a foreign office or a broker that is a United States person or a United States related person unless certain certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge that the holder is a United States person. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder's United States federal income tax liability, if any, provided that the required information is furnished to the United States Internal Revenue Service.

UNDERWRITING

        The underwriters named below, acting through their representative, Robertson Stephens, Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their respective names below. The underwriters are committed to purchase and pay for all of these shares if any are purchased.

Number of Shares
Underwriter
Robertson Stephens, Inc. and Robertson Stephens International, Ltd.	3,465,000
Thomas Weisel Partners LLC	2,047,500
Needham & Company, Inc.	787,500

Total	6,300,000

        The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price shown on the cover page of this prospectus and to certain dealers at that price less a concession of not more than $0.26 per share, of which $0.10 may be reallowed to other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds we are to receive as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

        Over-Allotment Option.    Some of our shareholders listed in the "Principal and Selling Shareholders" table have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 945,000 additional shares of common stock at the same price per share we will receive for the shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to limited conditions, to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares offered by this prospectus. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are being sold. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of common stock in this offering.

        The following table sets forth the compensation that we and the selling shareholders are to pay to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

		Total
	Per Share	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions payable by us	$0.446	$903,150	$903,150
Underwriting Discounts and Commissions payable by the selling shareholders	$0.446	$1,906,650	$2,328,120

        Expenses.    We estimate the expenses of this offering, other than the compensation to the underwriters, will be approximately $1.0 million, and are payable entirely by us. Expenses include the

Securities and Exchange Commission filing fee, the NASD filing fee, Nasdaq National Market listing fees, financial advisory fees, printing expenses, legal and accounting fees, transfer agent and registrar fees and other miscellaneous fees and expenses.

        Listing.    Our common stock is quoted on the Nasdaq National Market under the symbol "TTMI."

        Indemnity.    The underwriting agreement contains covenants of indemnity among the underwriters and us and the selling shareholders against civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

        Lock-up Agreements.    Each of our executive officers, directors and selling shareholders has agreed, subject to limited exceptions, not to offer to sell, contract to sell, or otherwise sell or dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into, exercisable for or exchangeable for shares of common stock owned by the holder as of the date of this prospectus or acquired directly from us or with respect to which these holders have or may acquire the power of disposition, without the prior written consent of Robertson Stephens. This restriction terminates after the close of trading of the shares on the 90th day after the date of this prospectus. However, Robertson Stephens may, in its sole discretion and at anytime without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representative and any of our shareholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

        In addition, we have agreed that for a period of 90 days following the date of this prospectus, we will not, without the prior written consent of Robertson Stephens: (a) consent to the disposition of any shares held by shareholders, warrant holders or option holders before the expiration of the 90-day lockup period, (b) allow the removal of any transfer-restrictive legends from any common stock certificate or (c) offer, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than our sale of shares in this offering, the issuance of shares of common stock upon the exercise of options or warrants outstanding on the date of this prospectus and the grant of options to purchase shares of common stock under existing employee stock option or stock purchase plans provided that those options are subject to a 90-day lock-up.

        Online Activities.    A prospectus in electronic format may be made available on the internet sites of online brokers or through other online services. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. Other than the prospectus in electronic format, information on these web sites is not a part of this prospectus and you should not rely on other information on these web sites in making a decision to invest in our shares.

        The underwriters may allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Customers who complete and pass an online eligibility profile may place conditional offers to purchase shares in this offering through the online brokerage's internet website. In the event that the demand for shares from the customers exceeds the amounts allocated, the online brokerage will use a random allocation methodology to distribute shares in even lots.

        Syndicated Short Sales.    The representative has advised us that, on behalf of the underwriters, it may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered"

short position to the extent that it does not exceed the 945,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchased shares in the offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any naked short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

        Stabilization.    The underwriters' representative has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The representative has advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Passive Market Making.    In connection with this offering and before the commencement of offers or sales of our common stock, certain underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act, during the business day prior to the pricing of the offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not greater than the highest independent bid for such security; if all independent bids are below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

        Other Relationships.    We may use a portion of the net proceeds from this offering to pay indebtedness under our credit facility. Fleet National Bank, an affiliate of Robertson Stephens, is a lender and the syndication agent for the other lending banks under that facility. Fleet National Bank would receive its pro rata share of such payments and, as a result, may receive more than 10% of the net proceeds of this offering. Accordingly, this offering will be conducted in accordance with Rules 2710(c)(8) and 2720(c)(3)(B) of the Conduct Rules of the National Association of Securities Dealers, Inc., which provide that more than 10% of the net proceeds may be paid to underwriters or their affiliates if the offering is of a class of equity securities for which a bona fide independent market exists as of the date of the filing of the registration statement and as of the effective date thereof.

        We are currently in material compliance with the terms of our credit facility. The decision of Robertson Stephens to participate in the offering was made independent of any affiliates that may hold our securities and of Fleet National Bank. Fleet National Bank had no involvement in determining whether or when to distribute our common stock under this offering or the term of this offering. Robertson Stephens will not receive, exclusive of their affiliates that may receive proceeds from this offering as described herein, any benefit from this offering other than their portion of the underwriting commission as paid by us.

        In the ordinary course of business, the underwriters or their affiliates have engaged in or provided investment or commercial banking and financial advisory services to us, for which they have received customary compensation and expense reimbursement, and may do so again in the future.

LEGAL MATTERS

        The validity of the shares of common stock to be issued by us and sold by the selling shareholders in this offering will be passed upon for us by Karr Tuttle Campbell P.S., Seattle, Washington. Other legal matters in connection with this offering will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Legal matters in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP, San Francisco, California.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the Securities and Exchange Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional office located at 500 West Madison Street, Chicago, Illinois 60661. You can obtain information about the operations of the Securities and Exchange Commission Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a Web site that contains information we file electronically with the Securities and Exchange Commission, which you can access over the Internet at http:\\www.sec.gov. Our common stock is quoted on the Nasdaq National Market under the symbol "TTMI," and you can obtain information about us at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

        This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission relating to the securities. As permitted by Securities and Exchange Commission rules, this prospectus does not contain all of the information we have included in the registration statement and accompanying exhibits we filed with the Securities and Exchange Commission. You may refer to the registration statement and exhibits for more information about us and the securities. The registration statement and the exhibits are available at the Securities and Exchange Commission's Public Reference Room or through its Web site.

        The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede some of this information. We incorporate by reference the documents listed below, and any future filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 until we sell all securities. The documents we incorporate by reference are:

  •
  our annual report on Form 10-K for the year ended December 31, 2000;

  •
  our reports on Form 10-Q for the quarterly periods ended April 2, 2001, July 2, 2001 and October 1, 2001;

  •
  our current report on Form 8-K filed on December 21, 2001, which includes financial statements of Power Circuits, Inc. for periods prior to our July 1999 acquisition of that company; and

  •
  the description of our common stock contained in our Form 8-A registration statement filed on August 8, 2000, including any amendment or report filed for the purpose of updating that description.

        Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

        You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and number:

  TTM Technologies, Inc.
  2630 S. Harbor Blvd.
  Santa Ana, California 92704
  (714) 241-0303

  Attention: Ms. Stacey Peterson

Report of Independent Public Accountants

To TTM Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of TTM Technologies, Inc. and subsidiary as of December 31, 2000 and 2001 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TTM Technologies, Inc. and subsidiary as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Salt Lake City, Utah
January 24, 2002

TTM TECHNOLOGIES, INC.

Consolidated Balance Sheets
As of December 31, 2000 and 2001

(In thousands)

	2000	2001
Assets
Current assets:
Cash and cash equivalents	$9,294	$24,490
Accounts receivable, net of allowances of $3,700 and $2,812, respectively	33,690	11,208
Inventories	6,893	3,126
Prepaid expenses and other	419	265
Income taxes receivable	—	4,788
Deferred income taxes	—	94

Total current assets	50,296	43,971

Property, plant and equipment, at cost:
Land	3,415	3,415
Machinery and equipment	50,192	58,923
Buildings and improvements	13,236	15,213
Furniture and fixtures	425	489
Automobiles	150	141
Construction-in-process	—	2,618

	67,418	80,799
Less accumulated depreciation	(22,644)	(29,893)

Property, plant and equipment, net	44,774	50,906

Other assets:
Debt issuance costs, net of accumulated amortization of $10 and $52, respectively	196	154
Deferred income taxes	21,826	19,219
Goodwill and other intangibles, net of accumulated amortization of $7,038 and $11,846, respectively	83,028	78,220
Deposits and other	2,013	606

Total other assets	107,063	98,199

	$202,133	$193,076

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities of long-term debt	$7,031	$4,500
Accounts payable	9,984	5,861
Accrued salaries, wages and benefits	6,243	4,121
Income taxes payable	3,256	—
Other accrued expenses	1,596	390

Total current liabilities	28,110	14,872

Long-term debt, less current maturities	36,281	28,125

Commitments and contingencies (Note 7)
Shareholders' equity:
Common stock, no par value; 100,000 shares authorized, 37,349 and 37,642 shares issued and outstanding, respectively	132,937	134,228
Retained earnings	5,085	16,079
Deferred stock-based compensation	(280)	(228)

Total shareholders' equity	137,742	150,079

	$202,133	$193,076

The accompanying notes are an integral part of these consolidated balance sheets.

TTM TECHNOLOGIES, INC.

Consolidated Statements of Operations
For the Years Ended December 31, 1999, 2000 and 2001

(In thousands, except per share data)

	1999	2000	2001
Net sales	$106,447	$203,729	$128,989
Cost of goods sold	82,200	127,137	92,235

Gross profit	24,247	76,592	36,754

Operating expenses:
Selling and marketing	3,920	10,156	7,272
General and administrative	2,584	8,305	5,435
Amortization of intangibles	2,230	4,810	4,808
Amortization of deferred retention bonus	1,849	5,470	—
Management fees	439	2,150	—

Total operating expenses	11,022	30,891	17,515

Operating income	13,225	45,701	19,239

Other income (expense):
Interest expense	(10,432)	(12,176)	(2,644)
Amortization of debt issuance costs	(755)	(742)	(41)
Interest income and other, net	54	181	629

Total other expense, net	(11,133)	(12,737)	(2,056)

Income before income taxes and extraordinary item	2,092	32,964	17,183
Income tax (provision) benefit	(836)	1,900	(6,189)

Income before extraordinary item	1,256	34,864	10,994
Extraordinary item—loss on early extinguishment of debts, net of income tax benefit of $834 and $3,138, respectively	(1,483)	(6,792)	—

Net income (loss)	$(227)	$28,072	$10,994

Basic earnings per share:
Income before extraordinary item	$0.06	$1.09	$0.29
Extraordinary item	(0.07)	(0.21)	—

Net income (loss)	$(0.01)	$0.88	$0.29

Diluted earnings per share:
Income before extraordinary item	$0.06	$1.02	$0.28
Extraordinary item	(0.07)	(0.20)	—

Net income (loss)	$(0.01)	$0.82	$0.28

The accompanying notes are an integral part of these consolidated statements.

TTM TECHNOLOGIES, INC.

Consolidated Statements of Shareholders' Equity (Deficit)
For the Years Ended December 31, 1999, 2000 and 2001

(In thousands)

	Common Stock
			Retained Earnings (Deficit)	Deferred Stock-Based Compensation	Common Stock Warrants
	Shares	Amount				Total
Balance, December 31, 1998	15,675	$5	$(22,760)	$—	$—	$(22,755)
Sale of common stock for cash	14,250	37,500	—	—	—	37,500
Issuance of common stock warrants in connection with notes payable	—	—	—	—	2,019	2,019
Net loss	—	—	(227)	—	—	(227)

Balance, December 31, 1999	29,925	37,505	(22,987)	—	2,019	16,537
Deferred stock-based compensation	—	322	—	(322)	—	—
Amortization of deferred stock-based compensation	—	—	—	42	—	42
Exercise of common stock options	117	308	—	—	—	308
Shares sold in initial public offering, net of offering costs	6,469	91,650	—	—	—	91,650
Shares issued to employees for services	71	1,133	—	—	—	1,133
Exercise of common stock warrants	767	2,019	—	—	(2,019)	—
Net income	—	—	28,072	—	—	28,072

Balance, December 31, 2000	37,349	132,937	5,085	(280)	—	137,742
Amortization of deferred stock-based compensation	—	—	—	52	—	52
Exercise of common stock options	293	814	—	—	—	814
Income tax benefit from options exercised	—	477	—	—	—	477
Net income	—	—	10,994	—	—	10,994

Balance, December 31, 2001	37,642	$134,228	$16,079	$(228)	$—	$150,079

The accompanying notes are an integral part of these consolidated statements.

TTM TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 1999, 2000 and 2001

(In thousands)

	1999	2000	2001
Cash flows from operating activities:
Net income (loss)	$(227)	$28,072	$10,994
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization on property, plant and equipment	3,635	5,500	8,294
Net loss on sale of property, plant and equipment	67	175	158
Amortization of goodwill and other intangible assets	2,230	4,810	4,808
Amortization of deferred stock-based compensation	—	42	52
Amortization and write-off of deferred retention bonus	1,849	5,470	—
Amortization and write-off of debt issuance costs	3,073	4,396	41
Non-cash interest imputed on long-term subordinated liabilities	455	476	—
Loss on early retirement of subordinated liabilities	—	6,266	—
Non-cash compensation expense related to issuance of common stock to employees	—	1,133	—
Deferred income taxes	2	(8,828)	2,513
Changes in operating assets and liabilities:
Accounts receivable, net	(2,426)	(12,667)	22,482
Inventories	(2,375)	(901)	3,767
Prepaid expenses and other	(620)	(99)	154
Income taxes receivable	(533)	533	(4,311)
Debt issuance costs	(4,850)	(212)	—
Accounts payable	1,660	3,483	(4,123)
Income taxes payable	—	3,256	(3,256)
Accrued salaries, wages and benefits and other accrued expenses	(4,167)	2,787	(3,328)

Net cash provided by (used in) operating activities	(2,227)	43,692	38,245

Cash flows from investing activities:
Acquisition of Power Circuits, Inc., net of cash acquired	(95,475)	—	—
Purchase of property, plant and equipment	(4,490)	(22,921)	(12,071)
Proceeds from sale of property, plant and equipment	58	20	105
Construction-in-process, equipment and other deposits	—	(1,178)	(1,210)

Net cash used in investing activities	(99,907)	(24,079)	(13,176)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	133,168	59,000	—
Principal payments on long-term debt	(67,415)	(151,793)	(10,687)
Sale of common stock for cash, net of offering costs	37,500	91,650	—
Proceeds from exercise of common stock options	—	308	814
Payments on deferred retention bonus payable	—	(10,800)	—

Net cash provided by (used in) financing activities	103,253	(11,635)	(9,873)

Net increase in cash and cash equivalents	1,119	7,978	15,196
Cash and cash equivalents at beginning of period	197	1,316	9,294

Cash and cash equivalents at end of period	$1,316	$9,294	$24,490

Supplemental cash flow information:
Cash paid for interest	$10,075	$10,905	$2,663
Cash paid for income taxes	450	525	11,103
Supplemental disclosure of noncash investing and financing activities:

On July 14, 1999, the company acquired the stock of Power Circuits, Inc. (see Note 3). The fair value of the acquired assets was $106,364, net of $2,313 of cash acquired. The Company assumed $10,889 of liabilities.

The accompanying notes are an integral part of these consolidated statements.

TTM TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements

(Dollars and shares in thousands, except per share data)

(1) Nature of Operations and Basis of Presentation

        TTM Technologies, Inc. (the "Company"), formerly Pacific Circuits, Inc., was incorporated under the laws of the State of Washington on March 20, 1978. In July 1999, Power Circuits, Inc. was acquired and became a wholly-owned subsidiary of TTM Technologies, Inc. TTM Technologies, Inc. and its wholly- owned subsidiary are collectively referred to as "the Company." The Company is a manufacturer of complex printed circuit boards ("PCBs") used in sophisticated electronic equipment. The Company sells to a variety of customers located both within and outside of the United States.

(2) Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

        The consolidated financial statements include the accounts of TTM Technologies, Inc. and its wholly-owned subsidiary, Power Circuits, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

        The Company derives its revenue primarily from the sale of PCBs using customer supplied engineering and design plans and recognizes revenues when products are shipped to the customer. The Company provides its customers a limited right of return for defective PCBs. The Company accrues an estimated amount for sales returns and allowances at the time of sale based on historical information. For the years ended December 31, 1999, 2000 and 2001, the provision for sales returns was less than 2% of gross sales.

        Shipping and handling fees are included as part of net sales. The related freight costs and supplies associated with shipping products to customers are included as a component of cost of goods sold.

Cash and Cash Equivalents

        The Company considers highly liquid investments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of interest-bearing bank accounts and short-term debt securities. As of December 31, 2000 and 2001, the Company had $6,100 and $17,000, respectively, in short-term interest-bearing securities.

Inventories

        Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Inventories as of December 31, 2000 and 2001 consist of the following:

	2000	2001
Raw materials	$2,746	$1,839
Work-in-process	4,036	1,107
Finished goods	111	180

	$6,893	$3,126

Property, Plant and Equipment

        Property, plant and equipment are recorded at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. The Company uses the following estimated useful lives:

Buildings and improvements	10-40 years
Machinery and equipment	5-10 years
Furniture and fixtures	5-7 years
Automobiles	5 years

        Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts. The resulting gain or loss is included in the determination of income. Major renewals and betterments are capitalized and depreciated over their estimated useful lives while minor expenditures for maintenance and repairs are charged to expense as incurred.

Other Assets

        Debt issuance costs are amortized to expense over the period of the underlying indebtedness using the effective interest rate method, adjusted to give effect to any early repayments. During 1999 and 2000, the Company repaid certain indebtedness in connection with a refinancing. Accordingly, unamortized deferred debt issuance costs were written off and classified as part of the extraordinary loss on early extinguishment of debts (see Note 4).

        Goodwill and other intangibles resulted from the Company's acquisition of Power Circuits, Inc. in July 1999. Goodwill is approximately $72,100 and is being amortized using the straight-line method over 20 years. Other intangibles, consisting principally of strategic customer relationships, are approximately $18,000 and are being amortized using the straight-line method over 15 years.

Accounting for Impairment of Long-lived Assets

        Long-lived assets, including intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company evaluates, at each balance sheet date, whether events and circumstances have occurred that indicate possible impairment. The Company uses an estimate of the future undiscounted net cash flows of the related asset over the remaining life in measuring whether the assets are recoverable. Measurement of the amount of impairment, is based upon the difference between the asset's carrying value and fair value. For enterprise level goodwill and other intangibles, fair value is determined using a market value approach if reliably determinable, or alternatively a discounted cash flow approach. As of December 31, 2001, management of the Company does not consider any of its long-lived assets to be impaired.

Imputed Interest Expense

        Interest is imputed on long-term debt obligations where it has been determined that the contractual interest rates are below the market rate for debt with similar risk characteristics. In addition, a discount from the face amount of notes, resulting from allocating proceeds between debt and equity instruments issued, is recorded as interest expense over the term of the debt. All debt obligations for which interest was imputed were paid off in September 2000 (see Note 4). For the years ended December 31, 1999 and 2000, non-cash interest expense for these obligations was as follows:

	1999	2000
Deferred retention bonus	$279	$244
Senior subordinated notes	83	150
Subordinated notes	93	82

	$455	$476

Income Taxes

        The Company recognizes deferred tax assets or liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets or liabilities are determined based upon the difference between the financial statements and income tax basis of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized. Deferred tax assets are reviewed for recoverability and valuation allowances are provided if necessary.

Derivative Financial Instruments

        Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires all derivative financial instruments, such as interest rate swaps, to be recognized as either assets or liabilities in the balance sheet and measured at fair value. The adoption of SFAS No. 133 did not have a material impact on the Company's consolidated financial statements. The Company had an interest rate swap outstanding with a bank that expired on December 31, 2001. The swap agreement was a cash flow hedge as it provided for payment of a fixed rate of interest, which was hedging against changes in the amount of future cash flows associated with variable interest obligations.

Earnings Per Share

        Basic earnings per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per common share ("Diluted EPS") reflect the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock.

        The following is a reconciliation of the numerator and denominator used to calculate Basic EPS and Diluted EPS for the years ended December 31, 1999, 2000 and 2001:

	1999			2000			2001
	Net Loss	Shares	Per share	Net Income	Shares	Per Share	Net Income	Shares	Per Share
Basic EPS	$(227)	22,312	$(0.01)	$28,072	31,919	$0.88	$10,994	37,482	$0.29
Effect of options and warrants	—	357		—	2,247		—	1,417

Diluted EPS	$(227)	22,669	$(0.01)	$28,072	34,166	$0.82	$10,994	38,899	$0.28

        Stock options to purchase 2,289, 0 and 451 shares of common stock at December 31, 1999, 2000 and 2001, respectively, were not considered in calculating Diluted EPS because the exercise prices were equal to or greater than the average fair value of the common shares during the period.

Concentration of Credit Risk

        In the normal course of business, the Company extends credit to its customers, which are concentrated in the computer and electronics instrumentation industries. The Company performs ongoing credit evaluations of customers and does not require collateral. The Company regularly reviews its accounts receivable and makes provisions for potential losses.

        As of December 31, 1999, three customers in the aggregate accounted for 43% of total accounts receivable. As of December 31, 2000 one customer accounted for 16% of total accounts receivable. As of December 31, 2001, five customers in the aggregate accounted for 30% of total accounts receivable. For the year ended December 31, 1999, two customers accounted for 19% and 17% of net sales. For the year ended December 31, 2000, two customers accounted for 14% and 13% of net sales. For the year ended December 31, 2001, one customer accounted for 11% of the Company's net sales, and the ten largest customers accounted for 46% of the Company's net sales. If any one or group of these customers were lost or their receivable balances should be deemed to be uncollectable, it would have a material adverse effect on the Company's financial condition and results of operations.

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives. The Company will adopt SFAS No. 141 and SFAS No. 142 in the first quarter of 2002. Upon adoption, the Company will also perform the first of the required impairment tests of goodwill and indefinite-lived intangibles as of January 1, 2002. The Company has not yet determined what impact the adoption of these statements will have on the results of operations and financial position. Goodwill amortization for the years ended December 31, 1999, 2000 and 2001 was $1,673, $3,606 and $3,606, respectively.

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the asset is placed in service. When the liability is initially recorded, entities capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, entities either settle the obligation for its recorded amount or incur a gain or loss upon settlement. This statement is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company does not believe that the adoption of this statement will have a significant impact on its results of operations or financial position.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of." The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, "Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business," for the disposal of segments of a business. This statement requires that those long-lived assets be measured at the lower of the carrying amount or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. As a result, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. This statement also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not believe that the adoption of this statement will have a significant impact on its results of operations or financial position.

Fair Value of Financial Instruments

        The carrying amounts of assets and liabilities as reported on the balance sheets at December 31, 2000 and 2001, which qualify as financial instruments, approximate fair value. The fair value of interest rate swap agreements held by the Company at December 31, 2000, which was not recorded in the accompanying consolidated financial statements was $260, which represented the net cash the Company would have received to settle these agreements. These agreements expired in 2001.

(3) Acquisition of Power Circuits, Inc.

        In July 1999, the Company acquired the stock of Power Circuits, Inc. for approximately $97,800, which included direct acquisition costs of approximately $850. The acquisition was financed from borrowings under the Company's credit facilities and from additional equity issuances. The acquisition was accounted for under the purchase method of accounting. Accordingly, results of operations of Power Circuits, Inc. are included in the accompanying consolidated financial statements from the date of acquisition. The total goodwill and other intangibles recorded in connection with this acquisition were approximately $90,100, which are deductible for income tax purposes over future periods in accordance with IRS rules and regulations.

        The unaudited proforma information below presents the results of operations of 1999 as if the Power Circuits acquisition occurred at the beginning of the year, after giving effect to certain adjustments, including amortization of intangibles, elimination of nonrecurring bonuses, adjustments to reflect new incentive compensation and management fee arrangements, interest expense and amortization of deferred financing costs related to the acquisition debt and the related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of 1999 or of the results which may occur in the future.

1999
Net sales	$124,316
Income before extraordinary item	623
Net income	623
Basic and diluted earnings per share	$0.02

(4) Long-Term Debt and Other Obligations

        In September 2000, the Company entered into an amended and restated agreement to refinance all remaining amounts outstanding under its 1999 credit facility. Under the amended and restated senior credit facility, the Company borrowed $45,000 under a term loan and entered into a $25,000 revolving loan commitment. The term loan is payable in varying quarterly installments with the final maturity in September 30, 2005. As of December 31, 2000 and 2001, the Company had $43,312 and $32,625, respectively, outstanding on the term loan. The Company initially borrowed $14,000 on the revolving loan, which was repaid in full in October 2000. As of December 31, 2001, the Company did not have any balance outstanding on the revolving loan. The revolving loan commitment expires on September 29, 2005. Interest on the revolving loan and the term loan ranges from LIBOR plus 1% to LIBOR plus 2%, or the Alternate Base Rate (as defined in the agreement) to the Alternate Base Rate plus 0.5%. The amount added to the LIBOR rate or the Alternate Base Rate varies depending upon the Company's leverage ratios as defined in the agreement. At December 31, 2001, the term loan and the revolving loan had an interest rate of 2.91%. The Company pays a quarterly commitment fee ranging from 0.30% to 0.45% on the unused revolving commitment amount. The term loan and the revolving loan are secured by substantially all of the assets of the Company. In connection with the amended and restated senior credit facility, the Company incurred debt issuance costs of approximately $206, which are capitalized and amortized to expense over the period of the underlying indebtedness.

        The senior credit facility, as amended, contains certain financial and other covenants. These covenants include capital expenditure limits, leverage and fixed charge coverage ratios, consolidated EBITDA and various other covenants. At December 31, 2001, the Company was in compliance with these covenants.

        The aggregate amount of principal maturities of long-term debt at December 31, 2001 are as follows:

Year Ending December 31,
2002	$4,500
2003	9,422
2004	10,688
2005	8,015

$32,625

        On July 13, 1999, the Company issued an aggregate of $12,500 in senior subordinated notes to TCW/Crescent Mezzanine Partners II, L.P., TOW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P. and TCW Leveraged Income Trust II, L.P., each of which is a shareholder, with interest at 12.0%. In connection therewith, the Company issued warrants for the purchase of 767 shares of common stock at an exercise price of $0.000026 per share. The $12,500 had been allocated between the notes and the warrants based on the relative fair values at the date of issuance. This resulted in allocating $10,481 to the notes and $2,019 to the warrants. The difference between the face amount of the notes and the amount allocated to the notes was recorded as interest expense over the term of the notes. The Company redeemed all of the notes in September 2000 for $12,750. In addition, the warrants were exercised in September 2000. The difference between the carrying amount and the amount paid was recorded as part of the extraordinary loss on early extinguishment of debts.

        In December 1998, the Company issued subordinated notes payable of $4,000 to certain shareholders with interest at 10%. Management believed that the 10% rate was a below market rate given the related-party nature of this obligation and the rate that would be appropriate for debt with similar risk characteristics. Accordingly, interest was imputed at 20% resulting in an additional 10% interest over the stated rate on the $4,000 subordinated notes payable. In September 2000, the subordinated notes were paid off in full, the difference between the carrying amount and the amount paid was recorded as an extraordinary loss on early extinguishment of debts.

        In December 1998, the Company entered into a retention bonus plan agreement, under which the Company agreed to pay a total of $12,000 to certain key employees no later than December 31, 2006. Under this agreement, the Company was required to make annual payments, similar to interest, which accrued at the rate of 10% per annum on the total unpaid balance. Management believed that the 10% rate was a below market rate given the related-party nature of this obligation and the rate that would be appropriate for debt with similar risk characteristics; accordingly, interest was imputed at 20% resulting in an additional 10% interest over the stated rate on the $12,000 obligation. In September 2000, the deferred retention bonus obligation was settled by paying $10,800. The difference between the carrying amount and the amount paid was recorded as an extraordinary loss on early extinguishment of debts.

        For the years ended December 31, 1999 and 2000, the extraordinary loss, as a result of the extinguishment of debts before the contractual due date, related to the following items:

	1999	2000
Senior subordinated and subordinated notes	$—	$3,395
Deferred retention bonus obligation	—	2,871
Write off of debt issuance costs related to the 1999 credit facility paid off in 2000	—	3,664
Write off of debt issuance costs related to the 1998 credit facility paid off in 1999	2,317	—

Total	2,317	9,930
Income tax benefit	(834)	(3,138)

	$1,483	$6,792

(5) Common Stock Transactions

Initial Public Offering

        The Company completed its initial public offering ("IPO") in September 2000 and sold a total of 8,625 shares, including the overallotment option of 1,125 shares, of common stock (6,469 shares sold by the Company and 2,156 shares sold by the selling shareholders) at a public offering price of $16 per share. The Company received net proceeds of approximately $91,650, after the underwriting discounts and commissions of $1.12 per share and other IPO related expenses of approximately $4,600, which includes a $2,000 financial advisory fee paid to T.C. Management Partners, L.L.C. ("T.C. Management"), T.C. Management Partners IV, L.L.C. ("T.C. Management IV"), and Brockway Moran & Partners Management, L.P. ("Brockway Moran & Partners Management").

Stock Split

        In connection with the IPO, the Company effected a 380 for 1 stock split and a change in the authorized common stock to 100,000 shares. This stock split has been retroactively reflected in the accompanying financial statements for all periods presented.

Stock Issued for Services

        In connection with the IPO, the Company granted 71 shares of common stock to employees having an aggregate fair market value of approximately $1,133. The value of these shares was recorded as non-cash compensation expense at the time the shares were issued.

(6) Income Taxes

        The components of the benefit (provision) for income taxes for the years ended December 31, 1999, 2000 and 2001 are as follows (excluding the $834 and $3,138 benefit allocated to the extraordinary items during the years ended December 31, 1999 and 2000, respectively):

	1999	2000	2001
Current provision:
Federal	$—	$(7,675)	$(3,674)
State	—	(2)	(2)

Total current	—	(7,677)	(3,676)

Deferred benefit (provision):
Federal	(790)	(4,987)	(2,457)
State	(46)	(234)	(56)
Change in valuation allowance	—	14,798	—

Total deferred	(836)	9,577	(2,513)

Total benefit (provision)	$(836)	$1,900	$(6,189)

(6) Income Taxes (Continued)

        The following is a reconciliation between the statutory federal income tax rate and the Company's effective income tax rates for the years ended December 31, 1999, 2000 and 2001 which are derived by dividing the provision for income taxes by income before income taxes and extraordinary item:

	1999	2000	2001
Statutory federal income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit and state tax credits	2.2	0.8	—
Change in valuation allowance	—	(44.8)	—
Other	3.8	4.2	2.0

Total (benefit) provision for income taxes	40.0%	(5.8)%	36.0%

        The components of the net deferred tax assets as of December 31, 2000 and 2001 are as follows:

	2000	2001
Deferred tax assets:
Tax goodwill related to recapitalization	$23,925	$22,064
Reserves and accruals	535	94

Total	24,460	22,158

Deferred tax liabilities:
Goodwill and intangible asset amortization from Power Circuits, Inc. acquisition	(710)	(1,140)
Depreciation	(1,924)	(1,705)

Total	(2,634)	(2,845)

Net deferred income tax assets	$21,826	$19,313

        The primary deferred tax asset, tax goodwill related to recapitalization, is being amortized over a 15-year period in accordance with the provisions of the Internal Revenue Code. As a result of the Company's recapitalization in 1998, the Company became a C Corporation and the tax effect of all differences between the tax reporting and financial reporting bases of the Company's net assets was recorded as a net deferred tax asset. The most significant basis difference resulted from an Internal Revenue Code section 338(h)(10) tax election made at the time of the recapitalization. This election had the effect of characterizing the recapitalization and stock purchase as an asset purchase for income tax purposes. Therefore, the consideration paid to the former owner in excess of tax basis of the net assets was recorded as tax-deductible goodwill, even though no goodwill was reported for financial reporting purposes.

        A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. The Company had previously determined that a valuation allowance for a portion of the net deferred tax asset was required based upon management's estimate of the Company's ability to generate future taxable income over a period, sufficient to realize deferred tax assets. As a result of completing the IPO and increased profitability, the Company reevaluated the realizability of its deferred tax asset and eliminated the previously recorded valuation allowance of $14,798 during the year ended December 31, 2000. This was based upon the reduction of future interest expense as a result of utilizing the proceeds from the IPO to repay debt and increases in operating income during the year as well as expectations of operating income in future years. Given these, among other factors, the Company believes that its future taxable income will be sufficient to realize the net deferred tax assets. It is possible that the Company's estimates could change in the near term and it may become necessary to record a valuation allowance in future periods, which would adversely affect the Company's results of operations.

        At December 31, 1999, the Company had tax net operating loss carryforwards of approximately $4,900, which were utilized in 2000.

(7) Commitments and Contingencies

Operating Leases

        The Company leased facilities and manufacturing equipment under noncancellable operating leases with terms expiring through 2018. The facilities were leased from related parties. The facilities were purchased in December 2000, which canceled the lease (see Note 10). The manufacturing equipment leases were bought out in December 2000 for $3,300. The Company leases land under a noncancellable operating lease which requires aggregate payments of $20 per year through July 2025.

        Total rent expense for the years ended December 31, 1999, 2000 and 2001 was approximately $1,409, $1,720 and $106, respectively.

Legal Matters

        The Company is subject to various legal matters, which it considers normal for its business activities. Management believes, after consultation with legal counsel, that these matters will not have a material impact on the financial condition, liquidity or results of operations of the Company.

Environmental Matters

        The process to manufacture printed circuit boards requires adherence to city, county, state and federal environmental regulations regarding the storage, use, handling and disposal of chemicals, solid wastes and other hazardous materials as well as air quality standards. Management believes that its facilities comply in all material respects with environmental laws and regulations. The Company has in the past received certain notices of violations and has been required to engage in certain minor corrective activities. There can be no assurance that violations will not occur in the future.

Cash Incentive Compensation Plan

        The Company has a cash incentive compensation plan in place to provide a means of retaining and attracting capable employees and increasing the incentive of key employees. Eligible employees receive a bonus equal to a percentage of earnings before interest, taxes and amortization ("EBITA"), as defined in the agreement. The bonus percentage, which varies from year to year, is based upon achieving certain target levels of EBITA. For the years ended December 31, 1999, 2000 and 2001, $0, $2,900 and $1,000, respectively, were earned under this plan.

(8) Stock-Based Compensation Plans

        The Company has adopted the Management Stock Option Plan (the "Plan"). The Plan, as amended in 1999 and 2000, provides for issuance of a maximum of 5,600 shares of the Company's common stock. Stock options may be granted as "Incentive Stock Options" (as defined by the Internal Revenue Code and awards) or nonqualified options. The exercise price is determined by the compensation committee of the Board of Directors and may not be less than the fair market value at the date of the grant. Each option and award shall vest and expire as determined by the compensation committee. Options expire no later than 10 years from the grant date. The Plan expires on December 1, 2008. A summary of stock option activity is as follows:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 1998	1,066	$2.63
Granted	1,330	2.63
Forfeited	(107)	2.63

Outstanding at December 31, 1999	2,289	2.63
Granted	851	9.49
Exercised	(117)	2.63
Forfeited	(99)	2.63

Outstanding at December 31, 2000	2,924	4.63
Granted	172	8.15
Exercised	(293)	2.77
Forfeited	(214)	2.63

Outstanding at December 31, 2001	2,589	5.24

Exercisable at December 31, 2001	665	$4.34

        As of December 31, 2001, 1,520 of the 2,589 options outstanding vest equally over 5 years from the grant date. Options to purchase 1,069 shares vest on the eighth anniversary of the date of grant; however, upon the occurrence of certain events including a sale of shares by the majority shareholder or a merger, a portion of these options will vest earlier based upon the annual rate of return of the common stock, as defined in the agreement. In December 2001, the Company filed a registration statement on Form S-3 under which the majority shareholder is selling certain shares and the Company is selling certain new shares. If the sale of these shares is completed approximately 194 additional shares will vest.

        A summary of options outstanding and options exercisable as of December 31, 2001 is as follows:

Exercise Prices	Options	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price
$2.63	1,957	7.4	$2.63
$6.35-$9.75	196	9.2	7.42
$14.88-$16.00	436	8.7	15.95

	2,589	7.8	$5.24

        During the year ended December 31, 2000, the Company granted 268 options with exercise prices of $2.63 per share, which was less than the fair value of the common stock at the date of the grant. These grants resulted in deferred stock-based compensation of $322, which is being amortized on a straight-line basis over the vesting terms of the options. During the years ended December 31, 2000 and 2001, the amortization was $42 and $52, respectively.

        In September 2000, the Company adopted the 2000 Equity Compensation Plan, which provides for the grant of a variety of equity-based awards, including without limitation, stock options, incentive stock options, restricted stock, stock awards and stock appreciation rights. Awards under this plan may constitute qualified performance-based compensation as defined in the Internal Revenue Code. The 2000 Equity Compensation Plan provides for the issuance of up to a maximum of 3,600 shares. This plan expires in September 2020. In connection with the IPO, the Company granted employees 71 shares of common stock under this plan and recorded non-cash compensation expense of $1,133 for the year ended December 31, 2000. No other awards have been made under this plan.

        The Company accounts for stock options issued to employees, officers and directors under Accounting Principles Board Opinion No. 25 and the related interpretations and provides pro forma disclosures as required by SFAS No. 123. Had compensation cost been determined in accordance with SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 1999, 2000 and 2001, would have been changed to the following pro forma amounts:

	1999	2000	2001
Net income (loss):
As reported	$(227)	$28,072	$10,994
Pro forma	(458)	27,893	9,315
Basic earnings per share:
As reported	(0.01)	0.88	0.29
Pro forma	(0.02)	0.87	0.25
Diluted earnings per share:
As reported	(0.01)	0.82	0.28
Pro forma	(0.02)	0.82	0.24

        For pro forma disclosure purposes, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the grants during the years ended December 31, 1999, 2000 and 2001: zero dividend yield for all years; zero expected volatility for 1999, 163% expected volatility for 2000 and 138% expected volatility for 2001; weighted-average risk-free interest rate of 6.5% for 1999, 5.4% for 2000 and 4.7% for 2001; and expected life of 8.0 years for 1999, 6.3 years for 2000 and 5.0 years for 2001. For purposes of the pro forma disclosure, the estimated fair value of the stock options is amortized over the vesting term of the respective stock options.

(9) Employee Benefit Plans

        During the year ended December 31, 1999, the Company maintained a profit sharing plan covering substantially all of its full-time employees, except participants in the cash incentive plan. At the discretion of the Board of Directors, the Company may contribute up to 15% of an eligible employee's salary to the plan. For the year ended December 31, 1999, contributions accrued to the plan were approximately $1,100. These amounts were paid to the plan subsequent to each year-end.

        On May 1, 2000, this plan was amended and restated as a 401(k) savings plan under which all eligible full-time employees may participate. In addition, the Company's wholly-owned subsidiary maintains a 401(k) savings plan. Employer contributions may be made by the Company at its discretion based upon matching employee contributions, within limits, and profit sharing provided for by the plans. The Company accrued contributions under these plans of $142 and $141 during the years ended December 31, 2000 and 2001, respectively.

(10) Related-Party Transactions

        The Company had management agreements with T.C. Management, T.C. Management IV and Brockway Moran & Partners Management, which required management fees totaling $600 per year, plus certain expenses and other fees. Under the agreement, T.C. Management IV and Brockway Moran & Partners Management would provide corporate finance, strategic and capital planning and other advisory services. In connection with the IPO, these agreements were amended to forego future management and consulting fees, for which the Company paid a one-time fee of $1,500. For the years ended December 31, 1999 and 2000, expenses recorded under the agreements were $439 and $2,150 respectively.

        In connection with the IPO, the Company paid T.C. Management, T.C. Management IV and Brockway Moran & Partners Management, a $2,000 financial advisory fee which was accounted for as an offering cost and reflected as a reduction of the IPO proceeds (see Note 5). The Company is also obligated to pay T.C. Management, T.C. Management IV and Brockway Moran & Partners Management, a financial advisory fee of 1.5% of the first $50,000 of the proceeds or value of any transaction with respect to which the three entities render financial advisory services to the Company, and 1% of any amount of proceeds or value in excess of $50,000.

        The Company had issued subordinated notes payable to shareholders which were paid off with proceeds from the IPO (see Note 4).

        The Company leased facilities from Harbor Building, LLC, a business owned by the former owners and employees of Power Circuits, Inc. and existing shareholders of the Company. Total rent expense for the period from July 15, 1999 to December 31, 1999 was approximately $115. Total rent expense for the year ended December 31, 2000 was $329. In December 2000, the Company exercised an option to purchase the facilities for approximately $3,413. During the year ended December 31, 2001 an additional $106 was paid per prior rental agreements.

(11) Preferred Stock

        The board of directors has the authority, without action to stockholders, to designate and issue preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock; any or all of which may be superior to the rights of the common stock. As of December 31, 2001, 15,000 shares were authorized and no shares of preferred stock were outstanding.

(12) Foreign Sales

        Sales representing more than 1% of the Company's net sales by country for the years ended December 31, 1999, 2000 and 2001, are as follows:

	1999	2000	2001
United States	89,619	$191,685	$120,486
Canada	1,039	1,079	1,696
England	4,387	2,846	681
Singapore	10,546	3,996	375
China	—	2,711	4,019
Mexico	—	529	1,022
Other	856	883	710

Total	$106,447	$203,729	$128,989

(13) Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2000:
Net sales	$42,080	$46,080	$55,060	$60,509
Gross profit	12,278	15,052	21,472	27,790
Income before extraordinary items	2,123	3,015	16,995	12,731
Net income	2,123	3,015	10,203	12,731
Income per share before extraordinary items:
Basic	0.07	0.10	0.55	0.34
Diluted	0.07	0.09	0.50	0.33
Net income per share:
Basic	0.07	0.10	0.33	0.34
Diluted	0.07	0.09	0.30	0.33
Year Ended December 31, 2001:
Net sales	$46,001	$30,666	$26,895	$25,427
Gross profit	18,296	7,761	5,874	4,823
Net income	7,562	2,178	979	275
Net income per share:
Basic	0.20	0.06	0.03	0.01
Diluted	0.19	0.06	0.03	0.01

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TABLE OF CONTENTS
SUMMARY
Our Company
Our Address
The Offering
Summary Consolidated Financial Data (in thousands, except per share data)
RISK FACTORS
Risks Related to our Company
Risks Related to this Offering
NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING SHAREHOLDERS
UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Public Accountants
Consolidated Balance Sheets As of December 31, 2000 and 2001
(In thousands)
Consolidated Statements of Operations For the Years Ended December 31, 1999, 2000 and 2001
(In thousands, except per share data)
Consolidated Statements of Shareholders' Equity (Deficit) For the Years Ended December 31, 1999, 2000 and 2001
(In thousands)
Consolidated Statements of Cash Flows For the Years Ended December 31, 1999, 2000 and 2001
(In thousands)